19

06011535

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sekisui House Ltd.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 10 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5129

FISCAL YEAR 1-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/9/06

Sekisui House, Ltd.

SUMMARY OF FINANCIAL STATEMENTS

February 1, 2005 – January 31, 2006

ARIS
1-31-06

Note : This document contains forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and is subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, and pricing and product initiatives of competitors

SUMMARY OF FINANCIAL STATEMENTS (Consolidated)

February 1, 2005 – January 31, 2006

Sekisui House, Ltd. March 1, 2006

Stock Code: 1928 | Head office: Osaka, Japan | Listed exchanges: Tokyo, Osaka, Nagoya (First Section)

http://www.sekisuihouse.co.jp | Telephone: +816 6440 3111

President & Representative Director: Isami Wada | Inquiries: PR Department

Date of the meeting of the board of directors: March 1, 2006 | Associate Officer: Hidehiro Yamaguchi

U.S. GAAP Accounting Principles: Not adopted

1. Business Results

*Please note that numbers less than a million yen are rounded down.

1) Consolidated Business Results

	Millions of yen			
	Feb. 1, 2005 – Jan. 31, 2006		Feb. 1, 2004 – Jan. 31, 2005	
		Change %		Change %
Net sales	1,501,857	9.4	1,372,243	3.5
Operating income	79,980	4.4	76,638	(4.6)
Recurring income	81,699	5.7	77,316	(2.2)
Net income	43,029	81.9	23,659	(37.3)
Net income per share (yen)	62.94		33.80	
Fully diluted net income per share (yen)	--		--	
Return on equity (%)	6.4%		3.5%	
Return on assets (%)	7.3%		6.7%	
Recurring income margin (%)	5.4%		5.6%	

(1) Gain(loss) from investments in subsidiaries and affiliates accounted for by the equity method:
Year ended January 31, 2006 183 million yen Year ended January 31, 2005 (107) million yen

(2) Average number of outstanding shares (consolidated) during the period:
Year ended January 31, 2006 673,509,993 shares Year ended January 31, 2005 686,079,543 shares

(3) Changes to accounting principles: Yes

(4) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

2) Consolidated Financial Position

	Millions of yen	
	Feb. 1, 2005 – Jan. 31, 2006	Feb. 1, 2004 – Jan. 31, 2005
Total assets	1,098,203	1,140,231
Shareholders' equity	685,762	666,475
Equity ratio (%)	62.4%	58.5%
Shareholders' equity per share (yen)	1,028.46	979.40

(1) Outstanding shares (consolidated) at the end of January 31, 2006 666,164,934 shares

(2) Outstanding shares (consolidated) at the end of January 31, 2005 680,010,723 shares

3) Consolidated Cash Flows

	Millions of yen	
	Feb. 1, 2005 – Jan. 31, 2006	Feb. 1, 2004– Jan. 31, 2005
Net cash provided by operating activities	(5,756)	50,992
Net cash used in investing activities	12,259	(32,507)
Net cash used in financing activities	(91,200)	(61,141)
Cash and cash equivalents at end of period	94,979	179,712

4) Consolidated subsidiaries and affiliates accounted for by the equity method

Number of consolidated subsidiaries	90
Number of non-consolidated subsidiaries accounted for by the equity method	--
Number of affiliates accounted for by the equity method	5

5) Changes in the scope of consolidation and companies accounted for by the equity method

Consolidated subsidiaries	(Newly included)	3	(Excluded)	6
Companies accounted for by the equity method	(Newly included)	1	(Excluded)	--

2. Consolidated Results Forecast for the Year Ending January 31, 2007

	Millions of yen			
	Net Sales	Recurring income	Net income	Net income per share (yen)
Interim	764,000	37,500	20,000	--
Full year	1,610,000	95,000	52,000	78.06

Appendix 1: Results Summary

Full year results summary for the year ended January 31, 2006

Millions of yen

Consolidated	Results for year to Jan. 2005	Previous forecast for year to Jan. 2006	Results for year to Jan. 2006	YOY Change (%)	Forecast for year to Jan. 2007	YOY Change (%)
Net sales	1,372,243	1,490,000	1,501,857	109.4	1,610,000	107.2
Gross profit	273,723	290,000	288,666	105.5	313,000	108.4
SG&A expenses	197,085	210,000	208,686	105.9	219,000	104.9
Operating income	76,638	80,000	79,980	104.4	94,000	117.5
Recurring income	77,316	80,000	81,699	105.7	95,000	116.3
Extraordinary income (loss)	(25,111)	(5,000)	(6,925)	--	(1,000)	--
Net income	23,659	41,500	43,029	181.9	52,000	120.8
Total orders	1,341,370	1,516,000	1,478,359	110.2	1,640,000	110.9
Accumulated orders	573,957	599,956	550,459	95.9	580,459	105.4

Non-consolidated	Results for year to Jan. 2005	Previous forecast for year to Jan. 2006	Results for year to Jan. 2006	YOY Change (%)	Forecast for year to Jan. 2007	YOY Change (%)
Net sales	1,086,179	1,140,000	1,145,540	105.5	1,245,000	108.7
Gross profit	226,157	230,000	228,018	100.8	250,000	109.6
SG&A expenses	165,267	168,000	168,153	101.7	176,000	104.7
Operating income	60,889	62,000	59,864	98.3	74,000	123.6
Recurring income	62,439	63,000	63,146	101.1	77,000	121.9
Extraordinary income (loss)	(20,740)	(5,000)	(7,252)	--	(1,000)	--
Net income	19,492	33,500	33,003	169.3	43,500	131.8
Total orders	1,049,730	1,160,000	1,123,675	107.0	1,280,000	113.9
Accumulated orders	565,071	585,070	543,206	95.1	578,206	106.4

Key management indicators

Consolidated	Year to Jan. 2002	Year to Jan. 2003	Year to Jan. 2004	Year to Jan. 2005	Year to Jan. 2006
Net income per share (yen)	(125.11)	48.71	53.30	33.80	62.94
Shareholders' equity per share (yen)	883.16	911.01	959.96	979.40	1,028.46
Operating profit margin (%)	5.72%	5.59%	6.06%	5.58%	5.33%
ROE (%)	(13.21)%	5.43%	5.75%	3.55%	6.36%
ROA (%) *1	5.65%	5.90%	6.79%	6.84%	7.34%

R & D expenditures (millions yen)	7,553	5,523	5,259	5,793	6,190
Investment in plant and equipment (Consolidated)	16,003	19,302	16,695	36,225	46,817
Investment in plant and equipment (Non-consolidated)	10,545	14,296	9,374	27,488	42,264
Depreciation expense (Consolidated) (millions yen)	13,085	11,882	11,298	11,553	11,117
Depreciation expense (Non-consolidated) (millions yen)	11,186	9,951	9,362	9,424	8,557
Housing construction share*2	5.2%	5.0%	5.0%	4.7%	4.6%
Referred order rate*3	62.2%	63.4%	53.8%	49.4%	44.7%
Average house price (1,000 yen)	30,724	29,605	29,697	29,336	29,875
Sekiwa Real Estate participation rate *4	69.5%	72.8%	75.4%	76.5%	77.4%
Occupancy rate of leasing units	95.7%	95.6%	95.0%	94.9%	95.0%
Display home locations (end of period)	653	602	561	551	575

*1 ROA: Return on Assets = (Operating profit + interest received) / Total assets
*2 Sekisui House housing starts / total nationwide housing starts (calendar year)
*3 Referred orders / total orders
*4 Percentage of *Sha Maison* (rental housing) projects in which leasing and administration is contracted to Sekiwa Real Estate group companies

Consolidated

Results for year ended Jan. 2006	Orders		Sales				Accumulated orders	
	Millions of yen	%	Millions of yen	%	Gross profit ratio	Operating margin	Millions of yen	%
Built to Order Housing	684,139	46.3	725,216	48.3	23.7	10.3	371,425	67.5
Real Estate for Sales	351,248	23.7	347,723	23.1	16.9	6.7	83,540	15.2
Real Estate for Leasing	291,154	19.7	291,154	19.4	10.9	4.5	--	--
Other Business	151,816	10.3	137,762	9.2	20.2	2.5	95,493	17.3
Consolidated	1,478,359	100.0	1,501,857	100.0	19.2	5.3	550,459	100.0

Results for year ended Jan. 2005	Orders		Sales				Accumulated orders	
	Millions of yen	%	Millions of yen	%	Gross profit ratio	Operating margin	Millions of yen	%
Built to Order Housing	675,571	50.4	708,539	51.6	25.4	11.6	412,502	71.9
Real Estate for Sales	260,718	19.4	273,455	19.9	15.8	4.5	80,015	13.9
Real Estate for Leasing	269,326	20.1	269,326	19.7	9.4	3.0	--	--
Other Business	135,755	10.1	120,923	8.8	21.4	2.9	81,439	14.2
Consolidated	1,341,370	100.0	1,372,243	100.0	19.9	5.6	573,957	100.0

Forecast for year ending Jan. 2007	Orders		Sales				Accumulated orders	
	Millions of yen	%	Millions of yen	%	Gross profit ratio	Operating margin	Millions of yen	%
Built to Order Housing	774,000	47.2	764,000	47.5	23.6	10.2	381,425	65.7
Real Estate for Sales	410,000	25.0	400,000	24.8	18.2	8.6	93,540	16.1
Real Estate for Leasing	301,000	18.4	301,000	18.7	10.6	3.9	--	--
Other Business	155,000	9.4	145,000	9.0	20.2	2.5	105,493	18.2
Consolidated	1,640,000	100.0	1,610,000	100.0	19.4	5.8	580,459	100.0

Appendix 2-2: Segment Breakdown

Non-consolidated

(Note) On the non-consolidated financial statements, a breakdown into "Construction" and "Real Estate" is reported as in the past; however, to show how these figures relate to by-segment statements on the consolidated accounts, figures accounted for on the same basis as the consolidated figures are given here for reference.

Results for year ended Jan. 2006	Orders			Sales				GPR	OM	Accumulated orders		
	Value	%	Buildings	Value	%	Buildings	Units			Value	%	Units
Built to Order Housing	**678,060**	60.3	**20,666**	**719,192**	62.8	**22,340**	**47,838**	22.6	9.7	**372,550**	68.6	**10,834**
Steel frame	369,063		12,344	387,485		13,064	13,344	--	--	179,641		5,707
Wood frame	93,618		2,878	89,816		2,834	2,849	--	--	50,306		1,492
Low rise apartments	215,378		5,444	241,890		6,442	31,645	--	--	142,603		3,635
Real Estate for Sales	**333,371**	29.7	**4,826**	**330,165**	28.8	**4,720**	**6,845**	17.3	6.9	**78,068**	14.4	**1,455**
Steel frame	118,531		4,185	116,328		4,089	4,168	--	--	32,041		1,213
Wood frame	20,838		641	18,782		580	581	--	--	7,121		242
Condominiums	55,142		--	54,326		51	2,096	--	--	17,674		--
Land	138,857		--	140,726		--	--	--	--	21,232		--
Real Estate for Leasing	**9,116**	0.8	--	**9,116**	0.8	--	--	21.1	19.4	--	--	--
Other Business	**103,127**	9.2	**165**	**87,067**	7.6	**142**	**1,917**	7.9	(1.2)	**92,587**	17.0	**336**
RC contracts	48,201		165	30,848		142	1,917	--	--	64,901		336
Exteriors	48,978		--	49,960		--	--	--	--	27,550		--
Remodeling	5,947		--	6,257		--	--	--	--	136		--
Total	**1,123,675**	100.0	**25,657**	**1,145,540**	100.0	**27,202**	**56,600**	19.9	5.2	**543,206**	100.0	**12,625**

Results for year ended Jan. 2005	Orders			Sales				GPR	OM	Accumulated orders		
	Value	%	Buildings	Value	%	Buildings	Units			Value	%	Units
Built to Order Housing	**672,623**	64.1	**21,240**	**704,770**	64.9	**22,412**	**48,287**	24.1	10.9	**413,682**	73.2	**12,508**
Steel frame	375,842		12,726	384,045		13,106	13,546	--	--	198,062		6,427
Wood frame	80,552		2,540	77,519		2,458	2,496	--	--	46,503		1,448
Low rise apartments	216,228		5,974	243,205		6,848	32,245	--	--	169,115		4,633
Real Estate for Sales	**247,102**	23.5	**4,334**	**260,784**	24.0	**4,229**	**5,951**	16.0	4.4	**74,862**	13.3	**1,298**
Steel frame	102,871		3,799	99,636		3,687	3,857	--	--	29,838		1,117
Wood frame	16,326		535	15,657		513	515	--	--	5,065		181
Condominiums	32,856		--	41,216		29	1,579	--	--	16,858		--
Land	95,047		--	104,273		--	--	--	--	23,101		--
Real Estate for Leasing	**9,320**	0.9	--	**9,320**	0.9	--	--	1.1	(0.3)	--	--	--
Other Business	**120,683**	11.5	**175**	**111,304**	10.2	**105**	**1,751**	13.1	0.1	**76,526**	13.5	**313**
RC contracts	31,999		175	27,379		105	1,751	--	--	47,548		313
Exteriors	48,600		--	44,417		--	--	--	--	28,532		--
Remodeling	40,084		--	39,507		--	--	--	--	445		--
Total	**1,049,730**	100.0	**25,749**	**1,086,179**	100.0	**26,746**	**55,989**	20.8	5.6	**565,071**	100.0	**14,119**

Forecast for year ending Jan. 2007	Orders			Sales				GPR	OM	Accumulated orders		
	Value	%	Buildings	Value	%	Buildings	Units			Value	%	Units
Built to Order Housing	**773,000**	60.4	**23,580**	**764,000**	61.4	**23,310**	**48,400**	22.4	9.6	**381,550**	66.0	**11,104**
Steel frame	420,000		14,100	417,000		14,000	14,300	--	--	182,641		5,807
Wood frame	98,000		2,980	97,000		2,960	3,000	--	--	51,306		1,512
Low rise apartments	255,000		6,500	250,000		6,350	31,100	--	--	147,603		3,785
Real Estate for Sales	**395,000**	30.9	**5,250**	**381,000**	30.6	**5,190**	**7,300**	18.4	8.6	**92,068**	15.9	**1,555**
Steel frame	131,000		4,570	129,000		4,500	4,600	--	--	34,041		1,283
Wood frame	22,000		680	21,000		650	650	--	--	8,121		272
Condominiums	82,000		--	73,000		40	2,050	--	--	26,674		--
Land	160,000		--	158,000		--	--	--	--	23,232		--
Real Estate for Leasing	**8,000**	0.6	--	**8,000**	0.6	--	--	18.7	15.6	--	--	--
Other Business	**104,000**	8.1	**200**	**92,000**	7.4	**150**	**2,600**	8.0	0.0	**104,587**	18.1	**386**
RC contracts	48,000		200	37,000		150	2,600	--	--	75,901		386
Exteriors	52,000		--	51,000		--	--	--	--	28,550		--
Other	4,000		--	4,000		--	--	--	--	136		--
Total	**1,280,000**	100.0	**29,030**	**1,245,000**	100.0	**28,650**	**58,300**	20.1	5.9	**578,206**	100.0	**13,045**

Appendix 3: Summary of Subsidiaries and Affiliates (FY2005)

(Upper) This term
(Lower) Previous term
Millions of yen

	Sales	GPM	SG&A	Operating income	Recurring income	Extraordinary income	Extraordinary loss	Net income	Total assets	Shareholders' equity	*1 Interest-bearing debt
Sekisui House	**1,145,540**	**228,018**	**168,153**	**59,864**	**63,146**	**5,488**	**12,741**	**33,003**	**976,952**	**635,074**	**–**
	1,086,179	226,157	165,267	60,889	62,439	42,373	63,113	19,492	988,821	625,390	30,000
Sekiwa Real Estate (Consolidated)	**106,295**	**14,221**	**9,694**	**4,526**	**4,562**	**760**	**32**	**3,151**	**45,334**	**16,951**	--
	98,307	13,199	8,944	4,255	4,298	1,186	3,031	1,055	39,992	13,628	--
Sekiwa Real Estate Tohoku	**19,237**	**1,984**	**1,368**	**615**	**630**	**5**	**0**	**369**	**8,781**	**2,196**	--
	17,776	1,829	1,306	523	535	242	0	452	8,753	1,879	--
Sekiwa Real Estate Chubu (Consolidated)	**81,987**	**8,979**	**5,884**	**3,095**	**3,110**	**529**	**224**	**1,959**	**31,210**	**10,224**	--
	73,882	7,333	5,202	2,131	2,126	597	3,129	(259)	30,172	8,516	--
Sekiwa Real Estate Kansai (Consolidated)	**56,761**	**7,605**	**5,325**	**2,279**	**2,310**	**123**	**–**	**1,420**	**35,052**	**21,988**	--
	51,167	7,029	5,155	1,873	1,926	984	2,277	284	34,068	20,502	--
Sekiwa Real Estate Chugoku	**17,211**	**3,171**	**2,172**	**999**	**1,009**	**10**	**19**	**585**	**10,573**	**3,579**	--
	15,344	2,911	2,016	894	894	298	117	594	9,520	3,103	--
Sekiwa Real Estate Kyusyu	**18,279**	**1,975**	**1,511**	**464**	**446**	**–**	**38**	**235**	**5,543**	**1,634**	--
	16,353	1,789	1,474	315	298	197	5	275	5,192	1,467	--
Sekiwa Real Estate Sapporo *2	**784**	**30**	**25**	**5**	**4**	**–**	**–**	**1**	**413**	**51**	--
	--	--	--	--	--	--	--	--	--	--	--
Sekiwa Real Estate Subtotal	**300,557**	**37,969**	**25,982**	**11,986**	**12,073**	**1,428**	**315**	**7,722**	**136,909**	**56,626**	--
	272,832	34,094	24,099	9,994	10,079	3,507	8,561	2,404	127,699	49,097	--
Sekiwa Construction & 66 other companies	**231,253**	**13,594**	**7,506**	**6,087**	**6,435**	**18**	**49**	**3,664**	**58,549**	**27,786**	--
	219,059	13,290	7,623	5,666	5,918	986	48	3,943	56,242	25,474	--
Sekisui House Remodeling	**40,165**	**8,743**	**7533**	**1,209**	**1,411**	**–**	**0**	**743**	**7,632**	**1,788**	**–**
	--	--	4	(4)	(4)	--	--	(4)	95	95	--
Kobe Rokko Island *3	**3,561**	**532**	**13**	**519**	**519**	**19,841**	**0**	**20,360**	**–**	**–**	--
	834	29	80	(50)	(50)	--	3,347	(3,398)	4,024	(20,317)	*4 9,426
Nishinomiya Marina City	**578**	**(15)**	**6**	**(21)**	**(21)**	**–**	**–**	**(21)**	**14**	**(13,541)**	--
	560	14	3	10	10	--	--	10	711	(13,519)	--
SGM Operation	**2,590**	**259**	**201**	**57**	**46**	**10**	**1**	**28**	**2,298**	**1,345**	--
	2,531	338	248	90	78	34	22	46	2,314	1,317	--
Sekisui House Umeda Operation	**8,580**	**1,923**	**1,484**	**439**	**438**	**0**	**3**	**253**	**2,981**	**738**	--
	7,880	1,869	1,477	392	391	29	6	245	2,909	589	--
7 Other Companies	**14,053**	**1,877**	**1,291**	**585**	**568**	**178**	**104**	**379**	**8,666**	**3,454**	--
	12,991	1,637	1,144	492	468	12	50	245	8,386	3,189	--
Gross	**1,746,881**	**292,903**	**212,172**	**80,730**	**84,618**	**26,966**	**13,216**	**66,135**	**1,194,004**	**713,273**	**–**
	1,602,869	277,431	199,949	77,482	79,331	46,944	75,150	22,984	1,191,205	671,317	39,426
Eliminations and others	**(245,023)**	**(4,236)**	**(3,486)**	**(749)**	***5 (2,918)**	**(21,029)**	**(354)**	**(23,105)**	**(95,801)**	**(27,511)**	**–**
	(230,626)	(3,707)	(2,864)	(843)	(2,015)	(337)	(3,432)	674	(50,973)	(4,842)	--
Consolidated	**1,501,857**	**288,666**	**208,686**	**79,980**	**81,699**	**5,937**	**12,862**	**43,029**	**1,098,203**	**685,762**	**–**
	1,372,243	273,723	197,085	76,638	77,316	46,606	71,718	23,659	1,140,231	666,475	39,426
Consolidated/ Non-consolidated	**1.31**	**1.27**	**1.24**	**1.34**	**1.29**	**1.08**	**1.01**	**1.30**	**1.12**	**1.08**	**–**
	1.26	1.21	1.19	1.26	1.24	1.10	1.14	1.21	1.15	1.07	1.31

*1 The amount of debt within the Group are excluded from that of interest-bearing debt.

*2 The company was founded in this fiscal year ended on January 31, 2006.

*3 The liquidation process of the company was completed in this fiscal year ended on January 31, 2006.

*4 Loans from a investment company for funds to purchase lands.

*5 183 million yen, profit from investments in affiliates for by the equity method, is included.

APPENDIX 4: BREAKDOWN OF SALES BY TYPE OF BUILDING

	Feb.1, 2005 – Jan. 31, 2006	Feb.1, 2004 – Jan. 31, 2005	Difference (%)
Housing – Total			
Units	**56,600**	**55,989**	**1.1**
Buildings	**27,158**	**26,721**	**1.6**
Square meters	**4,699,328**	**4,587,563**	**2.4**
Value (millions of yen)	**981,582**	**968,780**	**1.3**
Detached Houses – Total			
Units	20,942	20,414	2.6
Buildings	20,567	19,764	4.1
Square meters	2,926,517	2,809,718	4.2
Value (millions of yen)	662,373	621,275	6.6
Detached Houses – Steel Frame			
Units	17,512	17,403	0.6
Buildings	17,153	16,793	2.1
Square meters	2,426,920	2,374,144	2.2
Value (millions of yen)	553,774	528,098	4.9
Detached Houses – Wood Frame			
Units	3,430	3,011	13.9
Buildings	3,414	2,971	14.9
Square meters	499,596	435,574	14.7
Value (millions of yen)	108,599	93,176	16.6
Multiple Dwelling Houses – Total			
Units	35,658	35,575	0.2
Buildings	6,591	6,957	(5.3)
Square meters	1,772,810	1,777,844	(0.3)
Value (millions of yen)	312,950	307,996	1.6
Multiple Dwelling – Apartments			
Units	31,645	32,245	(1.9)
Buildings	6,442	6,848	(5.9)
Square meters	1,505,723	1,528,640	(1.5)
Value (millions of yen)	241,890	243,205	(0.5)
Multiple Dwelling – Condominiums			
Units	4,013	3,330	20.5
Buildings	149	109	36.7
Square meters	267,087	249,204	7.2
Value (millions of yen)	71,059	64,790	9.7
Remodeling *			
Value (millions of yen)	6,257	39,507	(84.2)

Non-Housing			
Buildings	44	25	76.0
Square meters	114,508	23,807	381.0
Value (millions of yen)	14,115	3,805	271.0

*Sales of the remodeling business (40,102 million yen), which was taken over by Sekisui House Remodeling, Ltd. from the current fiscal year, are excluded.

An Outline of The Sekisui House Group

The Sekisui House, Ltd. group consists of 90 subsidiaries and 5 affiliates companies. Sekisui House group companies are involved in the contract design, construction, and letting of prefabricated houses. They also buy and sell, act as agents for, lease and manage real estate. The position of each company within the group is illustrated below. The following four sections classifiy each business division as they are classified in the 'Segment Information' section. Details about these changes are listed in the 'Segment Information' section.

(1) Built to Order Housing

This division constructs steel, wooden, and concrete houses and condominiums. The main group companies of this division are Sekiha, Ltd. Sekiwa Construction Saitama, Ltd., Sekiwa Construction Yokohama, LTd., and Sekiwa Construction Osaka, Ltd.

(2) Real Estate for Sales

This division sells land, detached houses, and condominiums.

The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyusyu, Ltd., Sekiwa Real EstateTohoku, Ltd., and Sekiwa Real Estate Sapporo, Ltd.

(3) Real Estate for Leasing

This division leases and manages detached houses, apartments, condominiums, commercial buildings, shops etc.

The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyusyu, Ltd., Sekiwa Real EstateTohoku, Ltd., and Sekiwa Real Estate Sapporo, Ltd.

(4) Other Business

This division is involved in the design of condominiums and commercial buildings, the construction and contract remodeling of houses, and the design and construction of landscape gardens. The main group companies of this division are Sekisui House Remodeling, Ltd., Greentechno Sekiwa, Ltd. and Landtech Sekiwa, Ltd.



Housing materials supplier
Sekiha, Ltd.*
Almetax Manufacturing Co., Ltd.**
Housing construction and exteriors
Sekiwa Construction Saitama, Ltd.*
66 other companies
Broking and leasing real estate
SEKISUI DEUTSCHLAND BAU G.m.b.H.(under liquidation)*
Real estate-related services
Sky Rail Service Co., Ltd.*
Rokko Island Energy Service Co., Ltd.**
And 1 other company
House Remodeling
Sekisui House Remodeling, Ltd.*
Nursing care services
Sekiwa Support System, Ltd.*
Housing land developer
PFI Mizu to Midori no Kenko-toshi, Ltd.**
Housing publishers and advertising agency
Sumai no Toshokan Co., Ltd.*
SEA, Ltd.*
supply of materials
Sekisui House, Ltd.
Leasing of real estate
Housing Construction
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd.* and 6 other companies
Sekiwa Kanri, Ltd.* and 4 other companies
Nishinomiya Marina City Development Co., Ltd.(under liquidation)*
SGM Operation Co., Ltd.* and 2 other companies
Trade of real estate
Settlement
Mortgage loans
The Mortgage Corporation of Japan, Ltd.**
Construction of commercial buildings, house remodeling
Loaning out
Payment
Housing Construction
House Remodeling
Leasing of real estate
Trade of real estate
Leasing of real estate
Customer
Real Estate for Leasing
Real Estate for Sales
Other Business
Built to Order Housing

* Consolidated subsidiary ** affiliated company, accounted for by the equity method

Major Subsidiaries and Affiliates

Name	Capital	Main business	Percentage owned	Serving directors	Transactions
(Consolidated Subsidiaries)	*Millions of yen*				
Sekiwa Real Estate, Ltd.	1,668	Real Estate for Leasing & Sales	100.0%	Directors 3 Transfer 11	Management and brokerage of real estate
Sekiwa Real Estate Kansai, Ltd.	5,829	Same as above	100.0%	Directors 3 Transfer 11	Same as above
Sekiwa Real Estate Chubu, Ltd.	1,368	Same as above	100.0%	Directors 2 Executive 1 Employee 1 Transfer 10	Same as above
Sekiwa Real Estate Chugoku, Ltd.	379	Same as above	100.0%	Director 1 Transfer 7	Same as above
Sekiwa Real Estate Kyushu, Ltd.	263	Same as above	100.0%	Directors 2 Transfer 6	Same as above
Sekiwa Real Estate Tohoku, Ltd.	200	Same as above	100.0%	Directors 2 Employee 1 Transfer 5	Same as above
Sekiwa Real Estate Sapporo, Ltd.	50	Same as above	100.0%	Director 1 Employees 2 Transfer 1	Same as above
Sekisui House Remodeling, Ltd.	100	Other Business	100.0%	Directors 2 Executive 1 Employee 1	Contract remodeling
SGM Operation Co., Ltd.	418	Real Estate for Leasing	100.0%	Directors 2 Executive 1 Transfer 3	Consignment of real estate management and sales of housing-related equipment
Sekisui House Umeda Operation Co., Ltd.	100	Same as above	100.0%	Directors 2 Employees 2	Consignment of real estate management
Nishinomiya Marina City Development Co., Ltd.	400	Real Estate for Sales	100.0%	Directors 2 Executives 2	Co-development company for Nishinomiya Marina City project
Sekiha, Ltd.	480	Built to Order Housing	100.0%	Directors 2 Executive 1	Buying and selling housing materials
Greentechno Sekiwa, Ltd.	100	Other Business	100.0%	Transfer 6 Employee 1	Exterior and gardening construction
Landtech Sekiwa , Ltd.	60	Same as above	100.0%	Employees 13	Foundation investigation and surveys
Sekiwa Construction Saitama, Ltd.	40	Built to Order Housing	100.0%	Executive 1 Employees 6 Transfer 4	Foundation and construction work

1. The main business of each company is recorded in line with the revised business categories of Sekisui House.

2. Effective February 1, 2005, the Company implemented an exchange of shares designed to make Sekiwa Real Estate, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd. and Sekiwa Real Estate Tohoku, Ltd. wholly owned subsidiaries of the Company.

3. Now that the purpose of establishing the company has been fulfilled, Nishinomiya Marina City Development Co., Ltd. is currently proceeding with liquidation.

Management Policy & Results

1. Management Policy

Basic management policy

Since the establishment of Sekisui House we have aimed to create homes and environments with individuality and warmth, as a leading producer of housing in Japan. Providing first class product quality and technical skills is essential, and we aim every day to reflect our philosophy of "love of humanity" by creating houses that bring satisfaction to our customers. In the future, through rigorous quality control we aim to continue to raise customer satisfaction and to provide full after service to our customers. Housing is characterized by a very long product life and we believe that steadily pursuing these values in our business activities creates a powerful framework of trust that is the key to long-term growth and an essential element of our business. Further our basic stance is that true management of a company is borne out of three concepts: customer satisfaction, shareholder satisfaction and employee satisfaction and we must also fulfill our obligations as a corporate citizen while considering the stability and investment required to ensure continued long term growth while making determined efforts to expand our business.

Profit distribution policy

Since the year ended January 1988 we have continued a policy of paying a stable dividend of 18 yen per share to shareholders. We have also on occasion paid special and commemorative dividends, after taking into consideration the overall condition and profitability of the company, and capital requirements for expansion. In addition we have at times bought back and cancelled shares in the company in order to improve capital efficiency and raise long- term returns to shareholders.

For our future profit-sharing policy, we have decided to raise annual dividend payments by 2 yen, to 20 yen per share, from the fiscal year ending January 31, 2006 on, at which level we wish to continue our policy of paying a stable dividend to our shareholders.

We will also continue to compensate our shareholders aggressively in proportion to earnings growth. In this, we will take a cash-flow-conscious approach, while retaining the flexibility with which to respond swiftly to such requirements as front-loaded investment in marketing operations, R&D spending and capital expenditures.

Policy on reduction of the share-trading unit

While we recognize the importance of expanding our shareholder base by making it easier for individuals to participate as shareholders, we also recognize that Sekisui House shares maintain good liquidity. We intend to monitor factors such as trends among individual investors and the demands of the market, and will continue to weigh the cost and benefits of a reduction in our share-trading unit.

Business targets

In order to promote business efficiency we aim to take opportunities to strengthen our balance sheet and raise asset efficiency in each of our businesses. As a result we are targeting improvements in ROA and return on net assets. In terms of numerical targets, while raising profitability we aim to reduce total assets and through also raising asset turnover we target a Return on Assets of 10%.

Medium term business strategy

The Company has actively conducted its business operations in line with the S-Project mid-range business vision it drew up in October 2004. However, in view of the changes that have since reshaped the market climate as well as the progress made thus far with the formation of its own internal company structure, the Company decided to formulate a new mid-range business plan.

Under this new mid-range plan, the Company will target continued, sustainable growth in the range of 5 to 10 percent in each of its business segments, regardless of changes in their respective market scale. Furthermore, it will also invest heavily in new real estate development.

The business climate is undergoing sweeping changes. To speed up and boost the efficiency of its operations in response, the Company will investigate and pursue an array of new possibilities and will not necessarily be tied to management strategies it has relied on in years past.

As business targets, in the year that ends January 31, 2009, the Company plans to post consolidated net sales of 1,800 billion yen, recurring income of 125 billion yen, and net income of 70 billion yen.

Corporate governance and related initiatives

1. Basic principles

In order to boost the confidence of all of our stakeholders, we intend to implement efficient and honest management, based on our fundamental philosophy of "love of humanity", and in accordance with our corporate philosophies of "truth and trust," "superior quality and leading technology," and "comfortable housing and ecologically sound communities." To this end, we have positioned corporate governance as an important management task, and are making every effort to carry out speedy and proper business operations to maximize corporate value and increase profits.

In line with this, our medium-term management vision the *S-Project* is not merely a vision of sales and profit growth. It is a fundamental aspect of our management, driven by CSR (Corporate Social Responsibilities). Guided by the *S-Project*, we intend to fulfill our corporate responsibilities to all stakeholders, in connect with a commitment to improving the three inter-related aspects of CS (Customer Satisfaction), SS (Shareholder Satisfaction) and ES (Employee Satisfaction), in a manger that reflects our position as a leader in the housing industry.

2. Status of implementation of policies related to corporate governance

(a) Management structure and internal control systems

(i) Meeting of the Board of Directors and meeting of Executive Officers

In April 2002, we introduced an executive officer system and reduced the number of directors to half, in order to clearly define management responsibilities and facilitate execution of business. As a rule, we hold a meeting of the Board of Directors once a month. The Board of Directors makes decisions regarding important matters related to the management of the Company or matters stipulated by law, as well as reviews various aspects of the Company's business such as its performance, and in addition, oversees the execution of the duties of the executive officers.

A meeting of Executive Officers meets every other month, and executive officers report to the Board of Directors on a quarterly basis concerning business execution progress.

(ii) Corporate auditor system

Sekisui House has elected to implement a corporate auditor system comprising two outside auditors and two in-house auditors rather than a committee system. In accordance with the auditing policy and duty assignments established by the Board of Corporate Auditors, corporate auditors conduct on-site inspections and other activities in cooperation with the Auditing Department, which specializes in internal auditing; they also attend meetings of the Board of Directors and other important meetings. In addition, in order to maintain close ties with accounting auditors, the corporate auditors engage in the regular exchange of information by accompanying accounting auditors when on-site audits are conducted, and receiving reports on various activities such as auditing schemes or the status of audits.

(iii) Status of the implementation of the risk management system

We believe that earning the confidence and trust of society and customers, and strict adherence to compliance practices that will lead to the realization of more efficient management of the Company are fundamental and essential elements of its corporate activities. In order to carry out the comprehensive implementation of its risk management and corporate ethics practices, the Company established its "Code of Conduct" and "Corporate Ethics Guidelines" in 2003.

In February 2005, we reorganized our In-house Compliance Committee as a CSR Committee, incorporating into it such outside resources as a specialist, business management expert and legal professional. At the same time, we established a CSR Office that handles the administrative tasks for the Committee independently and exclusively. In this manner, we are both reinforcing and broadening the oversight of corporate social responsibility. Well-balanced business operations are facilitated through meetings held every quarter by the CSR Committee, in which reports are presented on the activities related to a specific theme that has been assigned to each of the in-house member of the committee.

(iv) Status of internal audits system

Internal audits in the Company are conducted by the Auditing Department, which specializes in carrying out internal audits. The Auditing Department conducts on-site inspections to check if internal controls and management based on laws and Company regulations are being properly carried out as well as if their effective operations are being ensured, and should the necessity arise, provide recommendations or other corrective measures. The results of these inspections are reported to the Board of Directors, as well as to the Corporate Auditors and relevant departments.

(v) Status of accounting audit system

The company has appointed Ernst & Young ShinNihon to be its accounting auditor. No special stake or interest exists between the Company and either Ernst & Young ShinNihon or the employees of the firm who are engaged in the execution of the audit of the Company.

The certified public accountants that conducted financial statement audits are Yutaka Terasawa, Mitsuo Kamimoto, Tsuguo Takahashi, and Ken Watabe. Mr. Terasawa has been auditing Sekisui's financial statements for eleven years, and for those who have been auditing for less than seven years, the auditing periods are omitted to mention. The number of assistants who worked in the financial statement audit for the current fiscal period was 16 certified public accountants, 24 junior accountants, and two others.

(vi) Bonuses to directors and corporate auditors and audit fees

Bonuses to directors and corporate auditors

The amount paid to directors: 450 million yen   The amount paid to corporate auditors: 68 million yen

Fee paid for certificate of audit: 66 million yen   Other: 0 million yen

2. Overview of special interests between the company and outside corporate auditors with regard to personal, capital, and business relationships

One of the outside corporate auditors also holds a position as a standing auditor of Sekisui Chemical Co., Ltd., a stockholder of the Company. Although the Company purchases construction materials from Sekisui Chemical, prices and all other terms are handled in the same way as with any other supplier, and no personal or any other special interest exists between this particular outside corporate auditor and the Company. Moreover, no special stake or interest exists between any other outside corporate auditor and the Company.

3. Status of initiatives implemented by the Company to strengthen corporate governance over the past one year

* A system has been put in place that enables business to be carried out while constantly checking to ascertain whether corporate governance and risk management practices are functioning effectively across all business activities and measuring up to the social expectations of the Company.

* A "Compliance Awareness Survey" was conducted twice in order to grasp the trends or the actual state of awareness among the employees with regard to compliance, and to serve as indicators of our activities to promote compliance. Plans call for the survey to continue to be conducted semi-annually.

* In line with the "Corporate Ethics Promotion Month" advocated by Nippon Keidanren (Japan Business Federation), we have designated October of every year as "Corporate Ethics Promotion Month." During this month, we promoted various activities, such as holding meetings and providing education about corporate ethics at each workplace, to heighten awareness in compliance on a company-wide scale.

As of March 1, 2006



Shareholders' meeting
Board of Directors
(13 members)
(Secretariat: Legal Dept.)
Board of Corporate Auditors
(4 members including 2 outside auditors)
Representative Director
Board of Executive officers
(26 members)
CSR Committee
(17 members including 3 outside members)
(Secretariat: CSR Office)
Subsidiaries
Auditing Dept.
Legal Dept.
CSR Office
Each Dept.
Accounting Dept.
Dept. of Administrative of Subsidiaries
Public Relations Dept.
Audit
Accounting Auditors

3. Matters concerning parent company, etc.
Not applicable, there being no parent company, etc.

2. Business Results

During fiscal 2005, the Japanese economy was marked by a mild upswing in wage-earner income backed by brisk corporate earnings. The labor market also improved and investments in premium real estate continued and even expanded in the major metropolitan areas -- Tokyo in particular. In parallel with booming activity on the stock market, the economy gave convincing signs that it has bottomed out and moved into an upswing. Nonetheless, due to concerns about rising oil prices and interest rates, some uncertainty still clouds the economy's future outlook.

In the housing market, the pace of the decline in land prices slacked off and price levels themselves appear to have bottomed out. Courtesy of the sustained low interest rate regime, demand for homes by first-time buyers remained strong. Housing starts (for the calendar year) totaled 1,236,000 units, a year-over-year gain of 4.0 percent aided by especially brisk growth in starts on homes for resale. However, trends in the market for home rebuilding proved lackluster as homeowners and other potential second-time buyers in the middle and higher age groups maintained a guarded stance.

To adapt with these market trends, the Sekisui House Group sought to bolster its business foundations and sales capacity, restructure its product lines to better respond to market needs, strengthen its operations in the built-to-order housing business with the development of new products, as well as reinforce its operations in peripheral business domains.

As an expression of its desire to contribute to the creation of a sustainable society through the provision of homes that satisfy its customers, and to be known as a creative housing enterprise that can continue to lead the industry in such a society, in April last year Sekisui House set an industrial precedent by issuing its "Declaration of Sustainability". In view of its record of corporate activity, environmental efforts, and action in meeting its social responsibilities, Sekisui House concluded that its business policies must extend beyond the mere pursuit of profits (economic value) and strike a desirable balance with the environment (environmental value) and society (social value). To that end, it has built a foundation for its corporate operations that adds yet a fourth value: "inhabitant value." It is determined to base its business on this vision of sustainability and pursue an operating strategy that effectively reflects and balances the needs of all stakeholders.

Sekisui House has continued to pour its resources into the drive to address environmental problems. Utilizing the construction industry's first waste management system to earn broad-area certification from the Minister of the Environment, in July 2005 it achieved zero emissions (zero landfill and simple incineration) at home construction sites, and is promoting responsible resource recycling under its own, exhaustive management framework. Sekisui House is not content to stop with its achievement of zero emissions from its home construction sites. In the years ahead, it will step up efforts aimed at improving home longevity, utilizing structural materials that are designed for recycling, reducing environmental load from inhabited homes, and in other ways contribute to the development of a total residential environment.

Results for each line of business are summarized below.

Built-to-Order Housing Business

In the mainstay detached house business segment, Sekisui House took steps to reinforce its sales capacity, including the expansion of its consulting-driven sales model. Additionally, it sought to offer homes that afford improved levels of freedom in their exterior detail and design, perfected new home models that are tailored to customer expectations and give a customized, handmade look, and in other ways developed its foundations for the provision of homes that cater to different lifestyles. Also, as a measure specifically aimed at paving the way for the debut of a sustainable society, in November it brought to market its Eco-Life Models, a series of eco-friendly home designs that effectively balance environmental coexistence with the pursuit of residential comfort. Also, in its "Sha Maison" rental housing business, the company brought to market its "*Sakura Style*" line, which is designed to satisfy the expectations of young singles in terms of residential comfort, fashion, and security, and introduced a new "*Studio Living*" concept that allows individuals to use sliding screens to flexibly alter the room layout of their homes to suit their own tastes and lifestyles and thereby utilize available room space more effectively.

Further, as another promotional step, in the Hokushinetsu district, Sekisui House completed its "*Sumai no Yume Kojo*," a new site of demo homes aimed at giving consumers opportunities to experience for themselves the advanced technologies, quality control, and wealth of home design expertise at Sekisui House's command.

Real Estate for Sales Business

In its real estate business segment, Sekisui House made active purchases of residential lands for resale in a bid to strengthen sales to first-time home buyers, and moved ahead with the sale of quality apartment properties offering value-added strengths in the areas of security and disaster prevention. Furthermore, as a corporation committed to the future, it intensified its efforts in environmental research, development, and education, and in an industry first, began sales of environmentally friendly home designs that incorporate the use of household fuel cells. Sekisui House has also invested resources in urban development with its formulation of an "Urban Development Charter" for housing development projects from the planning stage. The goal is not merely to deliver homes in the form of hard infrastructure and space, but to create quality residential environments through the formation of entire communities, and ensure that those communities gain in value over time through periodic, community-wide maintenance and the implementation of ideas of developing social infrastructures throught "beauty that bloom with time " for community-wide landscaping and beautification.

Real Estate for Leasing Business

In its real estate for leasing business, Sekisui House acquired full ownership of the six companies of the Sekiwa Real Estate Group in February 2005. By maximizing their synergies as members of the Sekisui House Group, the Company registered brisk growth in its bloc leasing and rental property management business operations. Sekisui House actively pursued the bloc leasing and rental property management business operations it acquired from the Sekiwa Real Estate Group companies, sought to achieve high and sustained occupancy rates, and in other ways applied the full force of the Group to bolster its proposal capacity in this area.

Other businesses

As a customer satisfaction undertaking aimed at providing our customers with homes that will be comfortable over the long term, Sekisui House focused more resources in its energy-efficient home remodeling and exterior renovation business operations and endeavored to establish a framework that facilitates the proposal of comprehensive, high-level residential plans.

On a non-consolidated basis, orders totaled 1,123,675 million yen in value, up 7.0 percent from the previous year. On a consolidated basis, orders totaled 1,478,359 million yen. However, orders in the built-to-order housing segment fell below projections made at the start of the year. Although this was offset to some extent by revenue in the real estate for sale segment, it ultimately set the stage for a lower profit ratio.

Consolidated nets sales totaled 1,501,857 million yen, a year-over-year gain of 9.4 percent. On the income front, the Company registered higher figures across the board despite soaring materials-related costs during the term. Consolidated operating income came to 79,980 million yen (a year-on-year gain of 4.4 percent), consolidated recurring income totaled 81,699 million yen (up 5.7 percent year-on-year), and consolidated net income amounted to 43,029 million yen (for a 81.9 percent annual gain).

On the financing front, the Company redeemed its eighth, ninth, and 11th debentures (30 billion yen in issues outstanding), leaving it with zero interest-bearing liabilities, and acquired 43.02 million shares of treasury stock.

3. Financial position

Cash flows from operating activities declined significantly from the same period of the year before due to aggressive purchases of real estate for heightened resale business operations, reduced impairment losses from the previous term, and lower gains on the return of the substitutional component of its employee pension fund assets to the government.

Cash flows from investing activities significantly increased from the same period of the year before as a result of the liquidation of Japanese government bonds held for investment purposes.

Cash flows from financing activities decreased substantially year-on-year due to the acquisition of 43.02 million shares of treasury stock (at an acquisition cost of 46,599 million yen) and the redemption of 30 billion yen in straights bonds.

As a result, cash and cash equivalents at the end of the period totaled 949, 79 million yen, a decrease of 847, 32 million yen compared to the end of the previous period.

	Year to Jan. 2002	Year to Jan. 2003	Year to Jan. 2004	Year to Jan. 2005	Year to Jan. 2006
Equity ratio (%)	48.0	51.3	56.6	58.5	62.4
Equity ratio based on market price (%)*	50.1	48.4	61.2	71.6	110.9
Debt service coverage ratio (years)	4.2	3.1	0.7	0.8	--
Interest coverage ratio (times)**	16.1	20.0	61.8	70.9	--

* Equity ratio based on market price = market capitalization / total assets

** Interest coverage ratio = operating cash flow / interest paid

4. Outlook

Although the outlook for the economy remains uncertain, on the whole signs of a recovery have materialized. In view of that development, the Company will move forward in the years ahead with its policy of pursuing an active promotional drive aimed at achieving the goals of its growth strategy.

The Company will boost its sales capacity by expanding its sales force and thereby strive for increased revenue from its top-priority domains: detached house and the Sha-Maison rental housing business. Additionally, it will pour more energy and resources into its peripheral enterprises, including the home exterior renovation and home remodeling business segments.

On top of that, in the real estate for resale business segment, which is expected to demonstrate even stronger growth, it aims to boost revenue through the delivery of high-quality apartment complexes by acting in line with its slogans of "peace of mind, security, comfort" and developing social infrastructures through "beauty that blooms with time."

Despite a worrisome uptrend in material costs, the Company plans to increase income without any loss in market competitiveness by reviewing and revising its home designs and construction methods and achieving cost reductions through meticulous process management.

The Company plans to maximize the synergies of the Sekiwa Real Estate Group companies that are now its wholly owned subsidiaries and achieve improved results in all business operations, not only the real estate for leasing segment. Additionally, it is determined to boost the business efficiency and profitability of the remodeling business operation it recently split off by hiring more contract employees, reinforcing sales capacity, and slashing costs.

CONSOLIDATED BALANCE SHEETS

Millions of yen

	Year to January, 2006	Year to January, 2005	Difference	
Assets	**1,098,203**	**1,140,231**	**(42,028)**	**(3.7)**
Current assets	**712,752**	**734,449**	**(21,697)**	**(3.0)**
Cash and deposits	95,579	179,512		
Notes and accounts receivable	96,610	82,570		
Marketable securities	216	1,250		
Inventories	436,609	362,585		
Deferred income taxes	59,242	85,051		
Other current assets	26,255	25,116		
Less allowance for doubtful accounts	(1,762)	(1,636)		
Fixed assets	**385,451**	**405,781**	**(20,330)**	**(5.0)**
Tangible fixed assets	**202,131**	**184,221**	**17,910**	**9.7**
Buildings and structures	91,933	86,480		
Machinery and vehicles	12,495	11,609		
Tools and equipment	5,953	5,294		
Land	87,925	77,268		
Construction in progress	3,823	3,569		
Intangible fixed assets	**5,973**	**6,004**	**(31)**	**(0.5)**
Industrial property	54	23		
Lease rights	2,011	2,007		
Software	3,001	3,079		
Utility rights	36	28		
Telephone subscription rights	869	865		
Investments and other assets	**177,345**	**215,555**	**(38,210)**	**(17.7)**
Investment in securities	100,895	128,850		
Long-term loans receivable	37,985	43,981		
Deferred income taxes	3,054	7,475		
Other investments and other assets	36,824	36,674		
Less allowance for doubtful accounts	(1,414)	(1,426)		
Total Assets	**1,098,203**	**1,140,231**	**(42,028)**	**(3.7)**

	Millions of yen			
	Year to January, 2006	Year to January, 2005	Difference	
Liabilities	**412,168**	**452,314**	**(40,146)**	**(8.9)**
Current liabilities	**326,864**	**354,422**	**(27,558)**	**(7.8)**
Notes and accounts payable	166,388	154,847		
Current portion of long-term debt and notes	--	30,000		
Accrued income taxes	7,206	19,485		
Advances received	86,174	86,434		
Reserve for bonuses	18,000	17,391		
Reserve for warranty on completed works	2,611	1,896		
Other current liabilities	46,482	44,368		
Long term liabilities	**85,304**	**97,891**	**(12,587)**	**(12.9)**
Long-term debt	--	9,426		
Deposits and guarantees	53,063	56,344		
Deferred tax liability	2,256	--		
Accrued retirement benefits	26,143	26,896		
Reserve for retirement benefits for retiring directors, executive officers and corporate auditors	1,803	1,535		
Reserve for Japan Expo Expenses	--	175		
Consolidated adjustment account	185	345		
Other long term liabilities	1,851	3,168		
Minority interests	**271**	**21,441**	**(21,170)**	**(–)**
Shareholders' equity	**685,762**	**666,475**	**19,287**	**2.9**
Paid-in capital	186,554	186,554		
Capital surplus	237,522	237,524		
Retained earnings	285,574	259,773		
Net unrealized holding gain (loss) on securities	24,530	13,169		
Foreign currency translation adjustment	(40)	(5)		
Less treasury stock, at cost	(48,379)	(30,540)		
Liabilities, Minority Interests, and Shareholders' Equity	**1,098,203**	**1,140,231**	**(42,028)**	**(3.7)**

CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2005 – Jan. 31, 2006		Feb. 1, 2004 – Jan. 31, 2005		Difference	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%
Net sales	**1,501,857**	**100.0**	**1,372,243**	**100.0**	**129,614**	**9.4**
Cost of sales	1,213,190	80.8	1,098,520	80.1	114,670	10.4
Gross profit	288,666	19.2	273,723	19.9	14,943	5.5
Selling, general and administrative expenses	208,686	13.9	197,085	14.3	11,601	5.9
Operating income	**79,980**	**5.3**	**76,638**	**5.6**	**3,342**	**4.4**
Non-operating income	**5,566**	**0.4**	**5,454**	**0.4**	**112**	**2.1**
Interest received	2,223		2,765			
Equity in earnings of affiliates	183		--			
Miscellaneous income	3,159		2,688			
Non-operating loss	**3,846**	**0.3**	**4,776**	**0.4**	**(930)**	**(19.5)**
Interest expense	139		535			
Equity in losses of affiliates	--		107			
Miscellaneous expense	3,707		4,133			
Recurring income	**81,699**	**5.4**	**77,316**	**5.6**	**4,383**	**5.7**
Extraordinary income	**5,937**	**0.4**	**46,606**	**3.4**	**(40,669)**	**(87.3)**
Proceeds from sales of investments in securities	5,937		4,705			
Gains on the return of employee pension fund	--		41,901			
Extraordinary loss	**12,862**	**0.8**	**71,718**	**5.2**	**(58,856)**	**(82.1)**
Loss on revaluation of land held for sale	12,015		4,069			
Loss on sales or disposal of property, plant and equipment	838		5,762			
Loss on revaluation of investments in securities	9		1,579			
Losses on impairment of assets	--		59,469			
Other	--		837			
Income before income taxes and minority interests	**74,774**	**5.0**	**52,204**	**3.8**	**22,570**	**43.2**
Current income taxes	9,936	0.7	22,346	1.6	(12,410)	(55.5)
Deferred income taxes	21,625	1.4	5,104	0.4	16,521	--
Minority interests in earnings of subsidiaries	182	0.0	1,094	0.1	(912)	(83.4)
Net income	**43,029**	**2.9**	**23,659**	**1.7**	**19,370**	**81.9**

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Millions of yen

	Feb. 1, 2005 - Jan. 31, 2006		Feb. 1, 2004 - Jan. 31, 2005		Difference
Capital surplus					
1. Capital surplus at beginning of year		237,524		237,523	1
2. Increase in capital surplus					
Gain on sale of treasury stock	--	--	1	1	(1)
3.Decrease in capital surplus					
Loss on sale of treasury stock	2	2	--	--	2
4. Capital surplus at end of year		237,522		237,524	(2)
Retained earnings					
1. Retained earnings at beginning of year		259,773		248,960	10,813
2. Increase in retained earnings					
Net income	43,029	43,029	23,659	23,659	19,370
3. Decrease in retained earnings					
1)Cash dividends paid	12,784		12,427		
2)Bonuses to directors, executive officers and corporate auditors	484		419		
3)Loss on sale of treasury stock	3,953		--		
4)Decrease due to exclusion of subsidiary from consolidations	5	17,228	--	12,846	4,382
4. Retained Earnings at end of year		**285,574**		**259,773**	**25,801**

CONSOLIDATED STATEMENT OF CASH FLOW

	Millions of yen	
	Feb. 1, 2005 – Jan. 31, 2006	Feb. 1, 2004 – Jan. 31, 2005
Cash flows from operating activities		
Income before income taxes and minority interests	74,774	52,204
Depreciation and amortization	11,117	11,553
Losses on impairment of assets	--	59,469
Gains on the return of employee pension fund	--	(41,901)
Provision for retirement benefit	(752)	(3,258)
Interest and dividend income	(2,223)	(2,765)
Interest expense	139	535
Equity in gains (losses) of affiliates	(183)	107
Loss on revaluation of real estate held for sale	12,015	4,069
Loss on revaluation of securities	9	1,579
Increase in note and accounts receivables	(14,040)	(2,532)
Increase in inventories and advance payments	(68,174)	(45,225)
Increase in notes and accounts payable	12,493	11,793
Increase (decrease) in advances received	(260)	11,396
Other	(9,889)	(1,578)
Subtotal	**15,026**	**55,448**
Interest and dividend received	2,367	3,073
Interest paid	(244)	(719)
Income taxes paid	(22,905)	(6,809)
Net cash provided by operating activities	**(5,756)**	**50,992**
Cash flows from investing activities		
Purchases of marketable securities	(232)	(235)
Proceeds from sales of marketable securities	265	1,929
Purchases of property, plant and equipment	(47,141)	(35,108)
Proceeds from sales of property, plant and equipment	1,951	1,219
Purchase of investments in securities	(12,654)	(12,267)
Proceeds from sales of investments in securities	65,740	10,221
Payment for loans receivable	(1,483)	(2,485)
Settlement of loans receivable	7,456	5,314
Other	(1,642)	(1,095)
Net cash used in investing activities	**12,259**	**(32,507)**
Cash flows from financing activities		
Repayment of long-term debt	(1,552)	(20,249)
Repayment of notes	(30,000)	(10,000)
Cash dividend paid	(12,784)	(12,427)
Cash dividend paid for minority interests	(404)	(541)
Purchase of treasury stock	(46,599)	(17,947)
Other	141	23
Net cash used in financing activities	**(91,200)**	**(61,141)**
Effect of exchange rate changes on cash and cash equivalents	**(35)**	**93**
Net decrease in cash and cash equivalents	**(84,732)**	**(42,563)**
Cash and cash equivalents at beginning of year	**179,712**	**222,275**
Cash and cash equivalents at end of year	**94,979**	**179,712**

Significant Consolidated Accounting Policies

1. Scope of Consolidation

Consolidated subsidiaries: 90, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Sapporo, Ltd.

Changes in scope of consolidation

Added: Sekiwa Real Estate, Sapporo, Ltd., Sekiwa Support System, Ltd., and MAST Clean Service, Ltd.

Removed: Kobe Rokko Island Co., Ltd., Sekiwa Construction Fukushima, Ltd., Rokko Island Cable Vision Co., Ltd., other 3 companies.

All 90 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method

5 companies: Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor, Corp., The Mortgage Corp. of Japan, Ltd., Almetax Manufacturing Co., Ltd., and PFI Mizu to Midori no Kenko-toshi, Ltd.

Changes in scope of equity method

Added: PFI Mizu to Midori no Kenko-toshi, Ltd.

Investment in 5 affiliated companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The fiscal year ends on March 31 for Sky Rail Service Co., Ltd. In producing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of January 31 and utilizes these accounts. The year-end of SEKISUI DEUTSCHLAND BAU G.m.b.H. is December 31 and the Company uses these statements, adjusted as required for significant transactions up till January 31, in producing its consolidated financial statements.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Other marketable securities:

• Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value:

At cost based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

The Company applies the straight-line method to buildings (excluding attached structures) and intangible fixed assets, and uses the declining-balance method for other tangible fixed assets (but straight-line depreciation for overseas consolidated subsidiaries)

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that fiscal year.

(c) Allowance for compensation payments on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(d) Allowance for employee retirement

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(e) Allowance for retirement benefit to directors, executive officers and corporate auditors

To allow for retirement bonus payments to directors, executive officers and corporate auditors, the Company provides the required amounts at the end of the fiscal year based on internal regulations.

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income. The assets, liabilities, revenues, and expenses of overseas subsidiaries are translated into yen at the rate of exchange in effect at the subsidiaries balance sheet dates, and translation differences are included in the foreign exchange translation adjustment account in shareholders' equity.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(d) Methods of assessing hedge effectiveness

For forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(7) Basic of presentation of financial statements

Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balance sheets and are amortized on a straight line basis over five years. Other consumption taxes not subject to deductions are expensed in the consolidated fiscal year in which they arise.

(Change in accounting policies)

Consumption taxes not subject to deductions were previously expensed in the consolidated fiscal year in which they arose. However, consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balance sheets and are amortized on a straight line basis over five years from this consolidated fiscal year. As the real estate leasing business that uses self-owned properties expands at the consolidated subsidiaries whose main business is real estate for leasing, the change aims to ensure proper calculation of periodical profit and loss by matching consumption taxes not subject to deductions, which were previously expensed at the time of acquisition of buildings, against the leasing business revenue of the consolidated subsidiaries. Consequently, "Selling, general and administrative expenses" has decreased by 171 million yen, but "Operating income," "Recurring income," and "Income before income taxes and minority interests " have increased by same amount respectively.

5. Assessing the assets and liabilities of consolidated subsidiaries

The Company uses full market value method to assess the assets and liabilities of consolidated subsidiaries.

6. Amortizing the consolidated adjustments account

In principle, the Company amortizes consolidated adjustments evenly over 5 years from the fiscal year of occurrence. If the consolidation adjustment amount is small, the Company accounts for the whole amount in the fiscal year in which it arises.

7. Treatment of profit appropriations

The consolidated retained earnings statement is based on the appropriation of profit decided during the relevant fiscal year.

8. Scope of amounts in consolidated statements of cash flows

The funds (cash and cash equivalents) in the consolidated statements of cash flows comprise cash and equivalents (except fixed term deposits exceeding three months) and short-term investments with redemption periods of less than 3 months that are easily convertible into cash, with insignificant risk of losses from price fluctuations.

[Notes]

1. Consolidated Statement of Balance sheet

	Millions of yen	
	Year to January 31, 2006	Year to January 31, 2005
Accumulated depreciation of fixed assets	144,774	139,078
Collateralized assets	5,212	6,641
Liabilities guaranteed	95,199	68,326
Treasury stock	43,220,144 shares	29,374,355 shares
Shareholdings in related companies included in investment securities	998	896
Interest bearing liabilities	--	39,426

Change in the purpose of holding fixed assets

(Year to January 31, 2006)

Investment properties of 16,570 million yen, which were reported under "Buildings & Structures" and "Land," etc. have been reclassified under "inventories".

(Year to January 31, 2005)

Investment properties of 35,279 million yen, which were reported under "Buildings & Structures" and "Land," etc. have been reclassified under "inventories ".

2. Consolidated Statements of Cash Flows

Cash and cash equivalents at year-end and relationship with amounts recorded in consolidated balance sheets

	Millions of yen	
	Year to January 31, 2006	Year to January 31, 2005
Cash and deposits	95,579	179,512
Fixed term deposits exceeding three months	(600)	(800)
Open-ended public and corporate bond investment trusts (marketable securities account)	--	999
Cash and cash equivalents	**94,979**	**179,712**

3. Segmental information

(1) Four sections classify each business

Millions of yen

Year to January 31, 2006	Built to order housing	Real estate for sale	Real estate for leasing	Other business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	725,216	347,723	291,154	137,762	1,501,857	--	1,501,857
Inter-group sales and transfers	1,702	--	1,517	5,151	8,371	(8,371)	--
Total sales	726,919	347,723	292,672	142,913	1,510,228	(8,371)	1,501,857
Operating expenses	652,140	324,317	279,438	139,354	1,395,250	26,625	1,421,876
Operating income	74,779	23,406	13,233	3,558	114,978	(34,997)	79,980
Assets, Depreciation and amortization & Capital expenditures							
Assets	211,676	457,231	201,487	29,204	899,598	198,604	1,098,203
Depreciation and amortization	4,850	762	3,174	336	9,124	1,993	11,117
Losses on impairment of assets	--	--	--	--	--	--	--
Capital expenditures	8,542	259	35,526	85	44,413	2,403	46,817

Millions of yen

Year to January 31, 2005	Built to order housing	Real estate for sale	Real estate for leasing	Other business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	708,539	273,455	269,326	120,923	1,372,243	--	1,372,243
Inter-group sales and transfers	1,293	--	1,438	7,878	10,610	(10,610)	--
Total sales	709,832	273,455	270,764	128,802	1,382,854	(10,610)	1,372,243
Operating expenses	627,692	261,176	262,641	125,029	1,276,539	19,065	1,295,605
Operating income	82,140	12,278	8,123	3,772	106,314	(29,675)	76,638
Assets, Depreciation and amortization & Capital expenditures							
Assets	200,220	405,161	199,021	22,923	827,326	312,904	1,140,231
Depreciation and amortization	4,875	635	3,862	344	9,718	1,835	11,553
Losses on impairment of assets	--	--	59,469	--	59,469	--	59,469
Capital expenditures	8,817	126	25,572	217	34,734	1,491	36,225

(Notes)

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sales:	Selling houses and real estate and designing and constructing housing on estate land
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for leasing condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

Year to January 31, 2006: 31,927 million yen Year to January 31, 2005: 26,824 million yen

4. The main whole company assets included in 'Eliminations and back office assets' are parent company surplus operating funds (cash and negotiable securities), long term investment funds (investment securities), and assets of the administration division.

Year to January 31, 2006: 198,754 million yen Year to January 31, 2005: 313,130 million yen

(2) Geographical segment information

In the years to January 2006 and 2005, Japanese operations accounted for more than 90% of sales in all segments, so the Company has not presented geographical segment information.

(3) Overseas sales

In the years to January 31, 2006 and 2005, overseas sales accounted for less than 10% of sales in all segments, so the Company has not presented geographical information.

4. Lease transactions

Omission

5. Securities

1. Marketable debt securities expected to be held to maturity

Millions of yen

	Type	Year to January 31, 2006 Consolidated balance sheet amount	Year to January 31, 2006 Market value	Year to January 31, 2006 Difference	Year to January 31, 2005 Consolidated balance sheet amount	Year to January 31, 2005 Market value	Year to January 31, 2005 Difference
Where market value exceeds amount in consolidated balance sheets	(1) National and regional government bonds	46	46	0	2,148	2,149	1
	(2) Notes	200	200	0	299	300	0
	Subtotal	246	246	0	2,448	2,450	2
Where market value does not exceed amount in consolidated balance sheets	National and regional government bonds	1,554	1,552	(1)	499	499	(0)
	Subtotal	1,554	1,552	(1)	499	499	(0)
Total		**1,800**	**1,799**	(1)	**2,948**	**2,950**	**2**

2. Other marketable securities

Millions of yen

	Type	Year to January 31, 2006 Acquisition cost	Year to January 31, 2006 Consolidated balance sheet amount	Year to January 31, 2006 Difference	Year to January 31, 2005 Acquisition cost	Year to January 31, 2005 Consolidated balance sheet amount	Year to January 31, 2005 Difference
Where market value exceeds amount in consolidated balance sheets	(1) Equities	41,484	82,640	41,155	21,357	42,537	21,180
	(2) Bonds National and regional government bonds	--	--	--	51,921	53,570	1,648
	Subtotal	41,484	82,640	41,155	73,278	96,107	22,829
Where market value does not exceed amount in consolidated balance sheets	Equities	--	--	--	11,604	10,639	(965)
	Subtotal	--	--	--	11,604	10,639	(965)
Total		**41,484**	**82,640**	**41,155**	**84,883**	**106,747**	**21,863**

3. Other marketable securities sold in year to 2006 and 2005

Millions of yen

Category	Year to January 31, 2006	Year to January 31, 2005
Amount sold	65,403	8,300
Total gain on sales	5,937	4,705
Total loss on sales	0	--

4. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	Consolidated balance sheet amount as of January 31, 2006	Consolidated balance sheet amount as of January 31, 2005
(1) Bonds held to maturity		
Unlisted bonds	101	--
Unlisted foreign government bonds	2,000	2,000
(2) Other marketable securities		
Unlisted equities (excluding over-the-counter issues)	12,455	11,509
Preferred securities	999	5,999
Stake in investment limited partnerships	115	--

5. Scheduled redemption amounts for other marketable securities with maturities and for bonds expected to be held to maturity

Millions of yen

	Year to January 31, 2006			
	Within 1 year	More than 1 year and less than 5 years	More than 5 years and less than 10 years	More than 10 years
Bonds				
(1) National and regional government bonds	16	1,590	--	--
(2) Notes	200	--	--	--
(3) Others	--	101	--	2,000
Total	**216**	**1,691**	**--**	2,000

Millions of yen

	Year to January 31, 2005			
	Within 1 year	More than 1 year and less than 5 years	More than 5 years and less than 10 years	More than 10 years
Bonds				
(1) National and regional government bonds	1,155	1,495	50,010	--
(2) Notes	100	200	--	--
(3) Others	--	--	--	2,000
Total	**1,255**	**1,695**	**50,010**	2,000

6. Contract amounts, market values, and unrealized gains and losses on derivatives transactions

Omission

7. Accounting treatment of retirement allowances

(1) Overview of Retirement allowance system

The Company and its domestic subsidiaries maintain a confirmed payment framework comprising the employee pension fund system, the approved retirement annuity system, and lump-sum retirement payments.

(2) Retirement payment obligations

Millions of yen

		Year to January 31, 2006	Year to January 31, 2005
1.	Retirement payment obligations	(195,616)	(181,761)
2.	Pension fund assets	181,592	141,625
3.	Unfunded pension obligations (1) + (2)	(14,024)	(40,135)
4.	Unrecognized pension aseets	(6,035)	--
5.	Unrecognized actuarial difference	874	22,771
6.	Unrecognized past service liabilities	(6,939)	(9,529)
7.	Net amounts on consolidated balance sheets (3) + (4) + (5) + (6)	(26,124)	(26,894)
8.	Prepaid pension expenses	18	1
9.	**Allowance for retirement payments (7) -(8)**	**(26,143)**	**(26,896)**

Year to January 31, 2006	Year to January 31, 2005
Notes: Some subsidiaries are using simple method to calculate retirement payment obligations.	Notes: Some subsidiaries are using simple method to calculate retirement payment obligations.

(3) Retirement payment expenses

Millions of yen

	Year to January 31, 2006	Year to January 31, 2005
1. Service expense	9,060	10,055
2. Interest expense	4,429	5,511
3. Anticipated investment returns	(5,530)	(6,644)
4. Amount charged in line with actuarial calculation differences	7,075	7,396
5. Charged for past service liabilities	(3,009)	(7,221)
6. Retirement payment expenses (1) + (2) + (3) + (4) + (5)	12,024	9,098
7. Gains on the return of employee pension fund	--	(41,901)
Total	**12,024**	**(32,802)**

Year to January 31, 2006	Year to January 31, 2005
2. Retirement payment expenses for consolidated subsidiaries using simple method appropriated as service expense.	2. Retirement payment expenses for consolidated subsidiaries using simple method appropriated as service expense.

(4) Bases for calculating retirement payment obligations

	Year to January 31, 2006	Year to January 31, 2005
1. Periodical allocation of projected retirement payments	Fixed standard over period	Fixed standard over period
2. Discount rate	2.5%	2.5%
3. Anticipated rate of return on plan assets	4.0%	4.0%
4. Years over which past service obligations amortized	5 years Actuarial calculations allocated charge form the subsequent consolidated fiscal year	5 years Actuarial calculations allocated charge form the subsequent consolidated fiscal year
5. Years over which actuarial calculation differences amortized	5 years Actuarial calculations allocated charge form the subsequent consolidated next fiscal year	5 years Actuarial calculations allocated charge form the subsequent consolidated next fiscal year

8. Tax effect accounting

(1) Main breakdowns of deferred tax assets and liabilities

Millions of yen

	Year to January 31, 2006	Year to January 31, 2005
Current portion		
Deferred tax assets		
Appraisal losses on real estate held for sale	47,154	73,648
Amounts in excess of allowed limit on expenses chargeable to bonus payment reserve	7,301	7,041
Unpaid enterprise tax	733	1,740
Amounts in excess of allowed limit on expenses chargeable to bad debt reserve	1,054	765
Social insurance premiums due	755	703
Losses carried forward for tax purposes	552	463
Other	1,690	688
Total deferred tax assets	**59,242**	**85,051**
Non-current portion		
Deferred tax assets		
Amounts in excess of allowed limit on expenses chargeable to retirement benefits allowance	10,187	9,501
Cumulative losses on impairment of assets	7,339	7,684
Unrealized gains on fixed assets	1,123	791
Reserve for directors' retirement bonuses	733	622
Amount in excess of allowed limit on expenses chargeable to bad debt reserve	464	403
Other	781	974
Offset amount to long-term deffered tax liabilities	(14,368)	--
Subtotal deferred tax assets	**6,260**	**19,978**
Valuation allowance	(3,206)	(3,510)
Total deferred tax assets	**3,054**	**16,468**
Deferred tax liabilities		
Difference in appraisal value of other marketable securities	(16,623)	(8,990)
Adjustments to "Allowance for Doubtful Accounts" due to the elimination of assets and liabilities	(2)	(2)
Offset amount to long-term tax assets	14,368	--
Total deferred tax liabilities	**(2,256)**	**(8,992)**
Total net deferred tax assets	**797**	**7,475**

(Notes)

The main valuation allowances are the accumulated loss on impairment of fixed assets that were judged non-deferrable.

9. Consolidated per share information

Year to January 31, 2006 (Feb. 1, 2005 – Jan. 31, 2006)	Year to January 31, 2005 (Feb. 1, 2004 - Jan. 31, 2005)
Shareholders' equity per share 1,028.46 yen Net income per share 62.94 yen As no share options exist, no figure is recorded for fully diluted net income per share.	Shareholder's equity per share 979.40 yen Net income per share 33.80 yen As no share options exist, no figure is recorded for fully diluted net income per share.

Note: Net income per share and diluted net income per share for the current fiscal year was calculated on the following basis.

Millions of yen, except where noted	Year to January 31, 2006	Year to January 31, 2005
Net income	43,029	23,659
Amount not attributable to ordinary shareholders	637	469
Net income attributable to ordinary shares	42,392	23,189
Average number of shares outstanding during period (1,000 shares)	673,509	686,079

10. Transactions with related parties

No relevant transactions.

11. Main affiliated companies' financial statements

(1) Sekiwa Real Estate, Ltd.

Consolidated Balance Sheet *Millions of yen* As of January 31, 2006			
(Assets)		(Liabilities)	
Current assets	27,762	Current liabilities	11,596
Cash and deposit	14,331	Accounts payable	1,062
Notes and accounts receivable	1,048	Advance received	7,352
Marketable securities	216	Tax payable	1,208
Inventories	9,251	Other current liabilities	1,972
Deferred tax assets	712	Fixed liabilities	16,786
Other current assets	2,337	Accrued retirement benefits	580
Less allowance for doubtful accounts	(134)	Custody deposit and guarantee	16,085
Fixed assets	17,571	Other fixed liabilities	120
Tangible fixed assets	8,427		
Buildings and structures	6,229	Total liabilities	28,382
Land	1,699		
Other	498		
Intangible fixed assets	1,077	(Shareholders' equity)	
Investments and other assets	8,066	Paid-in capital	1,668
Investment in securities	265	Additional paid-in capital	817
Long-term loans receivable	846	Retained earnings	14,426
Deposit and guarantee	5,420	Unrealized holding on securities	38
Deferred tax assets	1,340		
Other investments	413	Total shareholders' equity	16,951
Less allowance for doubtful accounts	(219)		
Total assets	45,334	Total liabilities and shareholders' equity	45,334

Consolidated Statement of Income *Millions of yen* February 1, 2005 – January 31, 2006	
Net earnings	106,295
Cost of earnings	101,768
Operating income	4,526
Non-operating income	70
Other expenses	35
Recurring income	4,562
Extraordinary income	760
Extraordinary loss	32
Income before income taxes	5,289
Current income taxes	2,146
Deferred income taxes	(8)
Net income	3,151

Consolidated Statement of Cash Flow February 1, 2005 – January 31, 2006	*Millions of yen*
1. Cash flows from operating activities	
Income before income taxes	5,289
Depreciation and amortization	634
Increase in accounts receivable	(120)
Increase in inventories	(4,516)
Increase in advance received	669
Increase in custody deposit and guarantee	715
Other	(167)
Subtotal	2,504
Interest and dividends received	33
Income taxes paid	(2,037)
Net cash provided by operating activities	500
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(1,348)
Purchase of intangible fixed assets	(79)
Other	992
Net cash used in investing activities	(435)
3. Cash flows from financing activities	
Cash dividends paid	(196)
Net cash used in financing activities	(196)
4. Net decrease in cash and cash equivalents	(131)
5. Cash and cash equivalents at beginning of period	15,862
6. Cash and cash equivalents at end of period	15,731

(2) Sekiwa Real Estate Chubu, Ltd.

Consolidated Balance Sheet *Millions of yen* As of January 31, 2006			
(Assets)		(Liabilities)	
Current assets	16,866	Current liabilities	8,634
Cash and deposit	10,079	Accounts payable	869
Accounts receivable	822	Advances received	5,618
Inventories	4,547	Tax payable	520
Deferred tax assets	1,046	Other current liabilities	1,626
Other current assets	467	Fixed liabilities	12,351
Less allowance for doubtful accounts	(98)	Accrued retirement benefits	222
Fixed assets	14,344	Custody deposit and guarantee	12,053
Tangible fixed assets	12,505	Other fixed liabilities	75
Buildings and structures	8,466	Total liabilities	20,986
Land	3,780		
Other	258		
Intangible fixed assets	282	(Shareholders' equity)	
Investments and other assets	1,556	Paid-in capital	1,368
Long-term loans receivable	123	Additional paid-in capital	1,679
Deposit and guarantee	661	Retained earnings	7,176
Deferred tax assets	173		
Other investments	598	Total shareholders' equity	10,224
Total assets	31,210	Total liabilities and shareholders' equity	31,210

Consolidated Statements of Income *Millions of yen* February 1, 2005 – January 31, 2006	
Net earnings	81,987
Cost of earnings	78,891
Operating income	3,095
Non-operating income	74
Other expenses	59
Recurring income	3,110
Extraordinary income	529
Extraordinary loss	224
Income before income taxes	3,415
Current income taxes	1,019
Deferred income taxes	436
Net income	1,959

Consolidated Statement of Cash Flow February 1, 2005 – January 31, 2006	
	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	3,415
Depreciation and amortization	663
Losses on accounts receivable	61
Increase in inventories	(514)
Increase in advance received	496
Decrease in custody deposit and guarantee	(968)
Other	(578)
Subtotal	2,575
Interests and dividends received	(1,061)
Other	40
Net cash provided by operating activities	1,554
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(1,103)
Purchase of intangible fixed assets	(326)
Proceeds from sale of securities	616
Other	194
Net cash used in investing activities	(619)
3. Cash flows from financing activities	
Cash dividends paid	(109)
Net cash used in financing activities	(109)
4. Net increase in cash equivalents	826
5. Cash and cash equivalents at beginning of period	9,253
6. Cash and cash equivalents at end of period	10,079

(3) Sekiwa Real Estate Kansai, Ltd.

Consolidated Balance Sheet *Millions of yen* As of January 31, 2006			
(Assets)		(Liabilities)	
Current assets	20,295	Current liabilities	5,914
Cash and deposit	11,240	Accounts payable	339
Notes and accounts receivable	238	Advances received	3,584
Inventories	7,543	Tax payable	680
Deferred tax assets	1,215	Other current liabilities	1,309
Other current assets	122	Fixed liabilities	7,148
Less allowance for doubtful accounts	(65)	Accrued retirement benefits	471
Fixed assets	14,756	Custody deposits	6,487
Tangible fixed assets	3,941	Other fixed liabilities	189
Buildings and structures	1,755	Total liabilities	13,063
Land	2,031		
Other	153		
Intangible fixed assets	224	(Shareholders' equity)	
Investments and other assets	10,590	Paid-in capital	5,829
Investment in securities	101	Additional paid-in capital	7,017
Long-term loans receivable	633	Retained earnings	9,141
Deposit and guarantee	9,214		
Deferred tax assets	293		
Other investments	348	Total shareholders' equity	21,988
Total assets	35,052	Total liabilities and shareholders' equity	35,052

Consolidated Statement of Income *Millions of yen* February 1, 2005 – January 31, 2006	
Net earnings	56,761
Cost of earnings	54,481
Operating income	2,279
Non-operating income	43
Other expenses	12
Recurring income	2,310
Extraordinary income	123
Extraordinary loss	--
Income before income taxes	2,433
Current income taxes	1,022
Deferred income taxes	(9)
Net income	1,420

Consolidated Statement of Cash Flow February 1, 2005 – January 31, 2006	
	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	2,433
Depreciation and amortization	118
Losses on accounts receivable	321
Increase in inventories	(1,945)
Decrease in advances received	(381)
Decrease in custody deposit	(559)
Other	506
Subtotal	493
Interests and dividends received	21
Income taxes paid	(848)
Net cash provided by operating activities	(333)
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(113)
Purchase of intangible fixed assets	(4)
Other	458
Net cash used in investing activities	340
3. Cash flows from financing activities	
Cash dividend paid	(253)
Net cash used in financing activities	(253)
4. Net decrease in cash and cash equivalents	(246)
5. Cash and cash equivalents at beginning of period	11,486
6. Cash and cash equivalents at end of period	11,240

(4) Sekiwa Real Estate Chugoku, Ltd.

Balance Sheet
Millions of yen
As of January 31, 2006

(Assets)		(Liabilities)	
Current assets	8,808	Current liabilities	2,343
Cash and deposit	2,888	Accounts payable	127
Notes and accounts receivable	104	Advance received	1,200
Inventories	206	Tax payable	227
Deferred tax assets	81	Other current liabilities	788
Other current assets	5,535	Fixed liabilities	4,650
Less allowance for doubtful accounts	(7)	Accrued retirement benefit	143
Fixed assets	1,764	Custody deposit and guarantee	4,414
Tangible fixed assets	1,283	Other fixed liabilities	91
Buildings and structures	823	Total liabilities	6,994
Land	339		
Other	119		
Intangible fixed assets	66	(Shareholders' equity)	
Investments and other assets	415	Paid-in capital	379
Investment in securities	96	Additional paid-in capital	177
Long-term loans receivable	80	Retained earnings	3,006
Deposit and guarantee	116	Unrealized holdings loss on securities	16
Deferred tax assets	99		
Other investments	21	Total shareholders' equity	3,579
Total assets	10,573	Total liabilities and shareholders' equity	10,573

Income Statement
Millions of yen
February 1, 2005 – January 31, 2006

Net earnings	17,211
Cost of earnings	16,212
Operating income	999
Non-operating income	12
Other expenses	2
Recurring income	1,009
Extraordinary income	10
Extraordinary loss	19
Income before income taxes	1,000
Current income taxes	408
Deferred income taxes	6
Net income	585
Retained earnings brought forward from the preceding fiscal term	1
Unappropriated retained earnings	587

Statement of Cash Flow
February 1, 2005 – January 31, 2006

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	1,000
Depreciation and amortization	97
Increase in accounts receivable	(9)
Increase in advance received	138
Increase in custody deposit and guarantee	374
Other	94
Subtotal	1,695
Interests and dividends received	4
Income taxes paid	(372)
Net cash provided by operating activities	1,327
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(275)
Purchase of intangible fixed assets	(5)
Other	36
Net cash used in investing activities	(245)
3. Cash flows from financing activities	
Cash dividends paid	(108)
Net cash used in financing activities	(108)
4. Net increase in cash and cash equivalents	973
5. Cash and cash equivalents at beginning of period	7,415
6. Cash and cash equivalents at end of period	8,388

(5) Sekiwa Real Estate Kyushu, Ltd.

Balance Sheet *Millions of yen* As of January 31, 2006			
(Assets)		(Liabilities)	
Current assets	3,040	Current liabilities	1,721
Cash and deposits	1,471	Accounts payable	63
Notes and accounts receivable	112	Advance received	1,368
Inventories	1,317	Tax payable	117
Deferred tax assets	71	Other current liabilities	171
Other current assets	107	Fixed liabilities	2,187
Less allowance for doubtful accounts	(41)	Accrued retirement benefits	53
Fixed assets	2,502	Custody deposit and guarantee	2,074
Tangible fixed assets	2,060	Other fixed liabilities	59
Buildings and structures	1,731	Total liabilities	3,908
Land	292		
Other	35		
Intangible fixed assets	7	(Shareholders' equity)	
Investments and other assets	434	Paid-in capital	263
Long-term loans receivable	5	Additional paid-in capital	94
Deposit and guarantee	322	Retained earnings	1,277
Deferred tax assets	96		
Other investments	10	Total shareholders' equity	1,634
Total assets	5,543	Total liabilities and shareholders' equity	5,543

Income Statement *Millions of yen* February 1, 2005 – January 31, 2006	
Net earnings	18,279
Cost of earnings	17,814
Operating income	464
Non-operating income	0
Other expenses	18
Recurring income	446
Extraordinary income	--
Extraordinary loss	38
Income before income taxes	407
Current income taxes	196
Deferred income taxes	(23)
Net income	235
Retained earnings brought forward from the proceeding fiscal term	11
Unappropriated retained earnings	246

Statement of Cash Flow February 1, 2005 – January 31, 2006	
	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	407
Depreciation and amortization	82
Decrease in accounts receivable	62
Increase in advance received	199
Increase in custody deposit and guarantee	96
Other	(6)
Subtotal	841
Interest received	0
Interest paid	(6)
Income tax paid	(149)
Net cash provided by operating activities	686
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(135)
Net cash used in investing activities	(135)
3. Cash flows from financing activities	
Cash dividends paid	(51)
Net cash used in financing activities	(51)
4. Net increase in cash and cash equivalents	499
5. Cash and cash equivalents at beginning of period	972
6. Cash and cash equivalents at end of period	1,471

(6) Sekiwa Real Estate Tohoku, Ltd.

Balance Sheet Millions of yen As of January 31, 2006			
(Assets)		(Liabilities)	
Current assets	6,735	Current liabilities	2,449
Cash and deposit	1,900	Accounts payable	90
Notes and accounts receivable	111	Advance received	1,328
Inventories	256	Tax payable	151
Deferred tax assets	53	Other current liabilities	879
Other current assets	4,447	Fixed liabilities	4,135
Less allowance for doubtful accounts	(33)	Accrued retirement benefits	74
Fixed assets	2,045	Custody deposit and guarantee	4,029
Tangible fixed assets	1,731	Other fixed liabilities	31
Buildings and structures	169	Total liabilities	6,584
Land	205		
Other	1,357		
Intangible fixed assets	70		
Investments and other assets	243	(Shareholders' equity)	
Long-term loans receivable	2	Paid-in capital	200
Deposit and guarantee	105	Additional paid-in capital	--
Deferred tax assets	97	Retained earnings	1,996
Other investments	178		
Less allowance for doubtful accounts	(140)	Total shareholders' equity	2,196
Total assets	8,781	Total liabilities and shareholders' equity	8,781

Income Statement Millions of yen February 1, 2005 – January 31, 2006	
Net earnings	19,237
Cost of earnings	18,621
Operating income	615
Non-operating income	16
Other expenses	2
Recurring income	630
Extraordinary income	5
Extraordinary loss	0
Income before income taxes	635
Current income taxes	258
Deferred income taxes	8
Net income	369
Retained earnings brought forward from the proceeding business term	6
Unappropriated retained earnings	375

(7) Sekisui House Remodeling , Ltd.

Balance Sheet Millions of yen As of January 31, 2006			
(Assets)		(Liabilities)	
Current assets	7,438	Current liabilities	5,838
Cash and deposit	412	Account payable-trade	156
Accounts receivable - construction	1,018	Account payable-construction	1,671
Deposit	5,084	Prepaid expenses	161
Prepaid expenses for construction in progress	314	Advances received-construction	1,525
Deferred tax assets	447	Tax payable	1,116
Other current assets	168	Allowance for bonuses	758
Less allowance for doubtful accounts	(6)	Other current liabilities	449
Fixed assets	194		
Tangible fixed assets	106	Fixed liabilities	5
Buildings and structures	53	Accrued retirement benefits	5
Land	--		
Other	52	Total liabilities	5,843
Intangible fixed assets	15		
Investments and other assets	71	(Shareholders' equity)	
Long-term loans receivable	3	Paid-in capital	100
Deposit and guarantee	61	Additional paid-in capital	949
Deferred tax assets	4	Retained earnings	739
Other investments	1		
Less allowance for doubtful accounts	(0)	Total shareholders' equity	1,788
Total assets	7,632	Total liabilities and shareholders' equity	7,632

Income Statement Millions of yen February 1, 2005 – January 31, 2006	
Net earnings	40,165
Cost of sales	31,422
Gross profit of sales	8,743
SG&A expenses	7,533
Operating income	1,209
Non-operating income	231
Other expenses	29
Recurring income	1,411
Extraordinary loss	0
Income before income taxes	1,411
Current income taxes	1,116
Deferred income taxes	(448)
Net income	743
Retained earnings brought forward from the proceeding business term	(4)
Unappropriated retained earnings	739

SUMMARY OF FINANCIAL STATEMENTS (Non-consolidated)
February 1, 2005 – January 31, 2006

Sekisui House, Ltd. March 1, 2006

Stock code: 1928	Head office:Osaka, Japan	Listed exchange:	Tokyo, Osaka, Nogoya (First Section)
http://www.sekisuihouse.co.jp		Telephone:	+816 6440 3111
President & Representative Director:	Isami Wada	Inquiries:	PR Department
Date of the meeting of the board of directors:	March 1, 2006		Associate Officer: Hidehiro Yamaguchi
Date of the annual shareholder's meeting:	April 27, 2006		
Interim dividend system:	Adopted		
Stock trading unit adopted:	1,000 shares per unit		

1. Business Results

*Please note that numbers less than a million yen are rounded down

1) Non-consolidated Business Results

Millions of yen

	Feb. 1, 2005 – Jan. 31, 2006		Feb. 1, 2004 – Jan. 31, 2005	
		Change %		Change %
Net sales	1,145,540	5.5	1,086,179	3.0
Operating income	59,864	(1.7)	60,889	(7.6)
Recurring income	63,146	1.1	62,439	(4.8)
Net income	33,003	69.3	19,492	(42.0)
Net income per share (yen)	48.76		28.19	
Fully diluted net income per share (yen)	--		--	
Return on equity (%)	5.2%		3.1%	
Return on assets (%)	6.4%		6.2%	
Recurring income margin (%)	5.5%		5.7%	

(1) Average number of outstanding shares during the period:
Year ended January 31, 2006 673,632,415 shares Year ended January 31, 2005 686,079,543 shares
(2) Changes to accounting principles None
(3) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

2) Dividends

	Dividend per share (yen)			Total dividend payments (Millions of yen)	Payout ratio	Total dividend / shareholders'equity
	Full-year	First-half	Second-half			
Year to Jan. 31, 2006	20.00	10.00	10.00	13,327	41.0%	2.1%
Year to Jan. 31, 2005	18.00	9.00	9.00	12,289	63.9%	2.0%

3) Non-consolidated financial position

	Millions of yen	
	Feb. 1, 2005 – Jan. 31, 2006	Feb. 1, 2004 – Jan. 31, 2005
Total assets	976,952	988,821
Shareholders' equity	635,074	625,390
Equity ratio (%)	65.0 %	63.2%
Shareholders' equity per share (yen)	952.92	919.45

Outstanding shares at end of January 31, 2006 666,287,932 shares At end of January 31, 2005 680,010,723 shares
Number of treasury stocks at end of January 31, 2006 43,097,146 shares At end of January 31, 2005 29,374,355 shares

2. Non-consolidated Results Forecast for the Year Ending January 31, 2007

Millions of yen

	Net sales	Recurring income	Net income	Dividend per share (yen)		
				First-half	Second-half	Full-year
Interim	580,000	30,000	17,500	10.00	--	--
Full year	1,245,000	77,000	43,500	--	10.00	20.00

Net income per share 65.29 yen

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	Year to January 31, 2006	Year to January 31, 2005	Difference	
Assets	**976,952**	**988,821**	**(11,869)**	**(1.2)**
Current assets	**618,305**	**622,669**	**(4,364)**	**(0.7)**
Cash and deposits	35,725	110,650		
Notes receivable-trade	785	628		
Accounts receivable-construction	88,565	75,385		
Accounts receivable-real estate	3,634	3,331		
Prepaid expenses for construction in progress	43,667	46,077		
Buildings for sale	58,216	53,152		
Land for sale	272,818	196,067		
Land for sale in process	32,728	43,696		
Other inventories	5,106	4,537		
Advance payments	968	1,987		
Prepaid expenses	4,426	4,135		
Accounts receivable-other	16,468	14,813		
Deferred income taxes	54,006	66,477		
Other current assets	2,453	2,830		
Less allowance for doubtful accounts	(1,268)	(1,103)		
Fixed Assets	**358,647**	**366,151**	**(7,504)**	**(2.0)**
Tangible fixed assets	**159,612**	**142,867**	**16,745**	**11.7**
Buildings	64,696	60,646		
Structures	4,450	4,273		
Machinery and equipment	11,210	10,201		
Vehicles and delivery equipment	167	162		
Tools and equipment	4,526	3,925		
Land	72,761	61,559		
Constructions in progress	1,800	2,096		
Intangible fixed assets	**3,988**	**3,925**	**63**	**1.6**
Industrial property	37	--		
Lease rights	1,608	1,605		
Software	1,629	1,599		
Utility rights	26	24		
Telephone subscription rights	686	696		
Investments	**195,046**	**219,359**	**(24,313)**	**(11.1)**
Investment in securities	99,432	112,793		
Investment in subsidiaries and partnership	39,891	26,563		
Long-term loans receivable	52,173	74,479		
Long-term prepaid expenses	800	740		
Deposit and guaranty	12,359	12,400		
Deferred income taxes	--	14,330		
Other investments and other assets	5,407	5,408		
Reserve for losses from investments in subsidiaries	(682)	(682)		
Less allowance for doubtful accounts	(14,337)	(26,675)		
Total	**976,952**	**988,821**	**(11,869)**	**(1.2)**

	Millions of yen			
	Year to January 31, 2006	Year to January 31, 2005	Difference	
Liabilities	**341,877**	**363,431**	**(21,554)**	**(5.9)**
Current Liabilities	**308,187**	**328,183**	**(19,996)**	**(6.1)**
Notes payable-trade	63,749	59,736		
Accounts payable-trade	40,560	39,144		
Accounts payable-construction	55,746	52,085		
Current portion of notes	--	30,000		
Accounts payable-other	7,057	6,792		
Accrued expenses	12,328	12,094		
Corporate tax payable	1,200	14,719		
Consumption tax payable	6,819	6,422		
Advances received-construction	58,917	62,059		
Advance received-other	4,556	4,901		
Reserve for bonuses	13,902	14,262		
Reserve for warranty on completed works	2,611	1,896		
Other current liabilities	40,737	24,067		
Long term liabilities	**33,690**	**35,248**	**(1,558)**	**(4.4)**
Deposits and guaranty received	6,302	9,131		
Deferred tax liability	2,918	--		
Accrued retirement benefits	23,600	24,090		
Reserve for retirement benefits for retiring directors, executive officers and corporate auditors	869	708		
Reserve for Japan Expo expenses	--	175		
Other long term liabilities	--	1,142		
Shareholders' Equity	**635,074**	**625,390**	**9,684**	**1.5**
Paid-in capital	**186,554**	**186,554**	**–**	**–**
Capital surplus	**242,307**	**237,524**	**4,783**	**2.0**
Capital reserve	242,307	237,522		
Other capital surplus	--	2		
Retained earnings	**229,875**	**218,634**	**11,241**	**5.1**
Legal reserve	23,128	23,128		
Reserve for dividends	15,000	13,000		
General reserve	162,300	162,300		
Unappropriated retained earnings	29,446	20,205		
Net unrealized holding gain (loss) on securities	**24,600**	**13,217**	**11,383**	**86.1**
Less treasury stock, at cost	**(48,262)**	**(30,540)**	**(17,722)**	**–**
Total	**976,952**	**988,821**	**(11,869)**	**(1.2)**

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2005 – Jan. 31, 2006		Feb. 1, 2004 – Jan. 31, 2005		Difference	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%
Net sales	**1,145,540**	**100.0**	**1,086,179**	**100.0**	**59,361**	**5.5**
Construction	904,572	79.0	900,368	82.9		
Real estate	240,967	21.0	185,810	17.1		
Cost of sales	**917,522**	**80.1**	**860,022**	**79.2**	**57,500**	**6.7**
Construction	712,599	78.8	695,148	77.2		
Real estate	204,922	85.0	164,873	88.7		
Gross profit on sales	**228,018**	**19.9**	**226,157**	**20.8**	**1,861**	**0.8**
Total gross profit from construction	191,973	21.2	205,220	22.8		
Total gross profit from sales of real estate	36,044	15.0	20,937	11.3		
Selling, general and administrative expenses	**168,153**	**14.7**	**165,267**	**15.2**	**2,886**	**1.7**
Operating income	**59,864**	**5.2**	**60,889**	**5.6**	**(1,025)**	**(1.7)**
Non-operating income	**6,573**	**0.6**	**5,942**	**0.5**	**631**	**10.6**
Interests and dividends received	3,801		4,101			
Other income	2,772		1,841			
Non-operating expense	**3,292**	**0.3**	**4,393**	**0.4**	**(1,101)**	**(25.1)**
Interest paid	39		66			
Interest on bonds	99		468			
Other expenses	3,153		3,858			
Recurring income	**63,146**	**5.5**	**62,439**	**5.7**	**707**	**1.1**
Extraordinary income	**5,488**	**0.5**	**42,373**	**3.9**	**(36,885)**	**(87.0)**
Gain on sales of investment securities	5,397		4,705			
Gain on sale of securities of related companies	91		--			
Gains on the return of employee pension fund	--		37,668			
Extraordinary loss	**12,741**	**1.1**	**63,113**	**5.8**	**(50,372)**	**(79.8)**
Loss on revaluation of land held for sale	11,990		3,569			
Loss from sales or disposal of fixed assets	741		5,566			
Loss from devaluation of investment in securities	9		1,579			
Losses on impairment of assets	--		51,144			
Other	--		1,254			
Income before taxes	**55,893**	**4.9**	**41,699**	**3.8**	**14,194**	**34.0**
Income taxes (except enterprise tax)	890	0.1	14,873	1.3	(13,983)	(94.0)
Deferred income taxes	22,000	1.9	7,334	0.7	14,666	--
Net income (loss)	**33,003**	**2.9**	**19,492**	**1.8**	**13,511**	**69.3**
Retained earning brought forward from the preceding business term	11,931		6,881			
Loss on sale of treasury stock	8,823		--			
Interim dividends	6,664		6,168			
Unappropriated retained earnings	**29,446**		**20,205**			

3. Planned appropriation of earnings

Millions of yen

	Feb. 1, 2005 – Jan. 31, 2006		Feb. 1, 2004 – Jan. 31, 2005	
Unappropriated earnings (losses) for the period		29,446		20,205
Total		**29,446**		**20,205**
Planned utilization is as follows:				
Dividend to shareholders	6,662 Ordinary dividend = 10 yen		6,120 Ordinary dividend = 9 yen	
Directors' bonus	156 Directors' portion = 142 Auditors' portion = 14		154 Directors' portion =136 Auditors' portion = 18	
Accumulated dividend reserve	--		2,000	
Contingency reserve	14,500	21,318	--	8,274
Retained earnings for the period		**8,128**		**11,931**

Summary of Significant Accounting Policies

1. Basis and method of valuation of marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: At cost based on moving average method

(iii) Other marketable securities:

- Stocks with market value:

  Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

- Stocks with no available market value:

  At cost based on the moving average method

2. Basis and method of valuation of derivatives: Market value method

3. Basis and method of valuation of inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventory: At cost based on moving average method

4. Depreciation of fixed assets:

(i) Tangible fixed assets: The Company applies the straight-line method to buildings (excluding attached structures), and to other tangible assets applies the declining balance method. Expected life of assets is calculated to standards in accordance with corporate tax regulations.

(ii) Intangible fixed assets: The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated to standards in accordance with corporate tax regulations, except for company-use software, which is straight-line depreciated over its expected useful life of five years.

5. Basis for converting foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

6. Basis for accounting for allowances:

(i) Allowance for doubtful accounts:

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Allowance for appraisal losses on investment in related companies:

Potential losses on investment in related companies are prepared for by recording their value after taking into consideration the composition of the assets.

(iii) Allowance for bonuses:

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(iv) Allowance for compensation payments on completed works:

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(v) Allowance for employee retirement:

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(vi) Allowance for retirement benefit to directors, executive officers and corporate auditors:

To allow for retirement bonus payments to directors, executive officers and corporate auditors, the Company provides the required amounts at the end of the fiscal based on internal regulations.

7. Accounting for lease transaction:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

8. Main hedge accounting methods:

(i) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(ii) Hedging instruments and targets:

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(iii) Hedging policies:

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(iv) Methods of assessing hedge effectiveness:

For forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

9. Basic of presentation of financial statements

Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. The amount in excess of consumption taxes subject to deductions are expensed in the consolidated fiscal year in which they arise.

1. Notes to non-consolidated balance sheet

Millions of yen

	Year to January 31, 2006	Year to January 31, 2005
Accumulated depreciation of fixed assets	128,346	123,199
Collateralized assets	4,256	6,449
Liabilities guaranteed	93,874	66,748
Interest bearing liabilities	-	30,000
Treasury stock	43,097,146 shares	29,374,355 shares

Change in the purpose of holding fixed assets

(Year to January 31, 2006)

Investment properties of 15,994 million yen, which were reported under "Buildings" "Structures" and "Land" etc. have been reclassified under "Land for sale."

(Year to January 31, 2005)

Investment properties of 31,750 million yen, which were reported under "Buildings" "Structures" and "Land" etc. have been reclassified under "Buildings for sale" and "Land for sale."

2. Notes to non-consolidated income statement

Millions of yen

	Year to January 31, 2006	Year to January 31, 2005
(1) Depreciation	8,557	9,424

3. Lease transactions

Omission

4. Marketable securities

Shares of subsidiaries and affiliates where a market price is available

Millions of yen

	Year to January 31, 2006			Year to January 31, 2005		
	Balance sheet amount	Market value	Difference	Balance sheet amount	Market value	Difference
Affiliates	708	1,394	685	708	853	144

5. Deferred income taxes

(1) Significant components of deferred tax assets and liabilities

Millions of yen

	Year to January 31, 2006	Year to January 31, 2005
Current portion		
Deferred tax assets		
Appraisal losses on real estate for sale	45,853	57,475
Bonus payment reserve	5,616	5,762
Unpaid enterprise tax	262	1,320
Accrued warranty on completed works	1,054	765
Unpaid social premium	645	645
Other	572	507
Total deferred tax liabilities	**54,006**	**66,477**
Long-term portion		
Amounts in excess of allowed limit on expenses chargeable to allowance for bad debts	296	10,714
Amounts in excess of allowed limit on expenses chargeable to retirement allowance reserve	9,222	8,430
Cumulative losses on impairment of assets	6,387	6,387
Special retirement allowance reserve for directors	351	223
Other	694	974
Subtotal deferred tax assets	16,952	26,730
Valuation allowance	(3,195)	(3,439)
Total deferred tax assets	**13,757**	**23,290**
Deferred tax liabilities		
Net appraisal gains on other marketable securities	(16,675)	(8,959)
Total deferred tax liabilities	**(16,675)**	**(8,959)**
Net deferred tax assets	**(2,918)**	**14,330**

Note: The main valuation allowances are the accumulated loss on impairment of fixed assets that were judged non-deferrable.

6. Non-consolidated per share information

Year to January 31, 2006 (Feb. 1, 2005 - Jan 31, 2006)	Year to January 31, 2005 (Feb. 1, 2004 - Jan. 31, 2005)
Shareholders' equity per share 952.92 yen	Shareholders' equity per share 919.45 yen
Net income per share 48.76 yen	Net income per share 28.19 yen
As no share options exist, no figure is recorded for fully diluted net income per share.	As no share options exist, no figure is recorded for fully diluted net income per share.

Note: Net income per share and diluted net income per share for the current fiscal year was calculated on the following basis.

Millions of yen, except where noted	Year to January 31, 2006	Year to January 31, 2005
Net income recorded on statements of income	33,003	19,492
Amount not attributable to ordinary shareholders	156	154
Net income attributable to ordinary shares	32,847	19,338
Average number of shares outstanding during period (1,000 shares)	673,632	686,079

Changes to Directors, Auditors and Executive Officers

(1) New Directors candidates (April 27, 2006)

Fumiaki Hirabayashi	Currently Managing Executive Officer & General Manager in charge of Tokyo Administration Office
Toshiharu Arakawa	Currently Managing Executive Officer & General Manager in charge of TKC, Tokken Building Projects Headquarters
Kiyohide Hirabayashi	Currently Managing Executive Officer & General manager in charge of West Japan Administration Headquarters
Toshinori Abe	Currently Managing Executive Officer & General Manager in charge of Tokyo Metropolitan Area Administration Headquarters
Takashi Uchida	Currently Executive Officer & General Manager in charge of Accounting Department

(2) Planned retirement of Directors (April 27, 2006)

Hideyuki Tonomura	to be an Advisor of Sekisui House
	Currently Executive Vice President & Director
Shichiro Iwane	to be an Advisor of Sekisui House
	Currently Executive Vice President & Director
Hiroshi Itawaki	to be Standing Auditor of Sekisui House
	Currently Executive Vice President & Director
Yasuaki Yamamoto	Currently President of Sekiwa Real Estate Chubu, Ltd.
Saburo Matsuyoshi	Currently President of Sekiwa Real Estate Kansai, Ltd.
Kunitada Suzuki	Currently President of SGM Operation, Ltd.

(3) Promoted Directors (April 27, 2006)

Tadashi Iwasaki	As Executive Vice President & Director
	Currently a Director & Senior Managing Executive Officer of Sekisui House

(4) New Auditor candidates

Hiroshi Itawaki	Currently a Director & Executive Vice President Officer of Sekisui House
Katsuya Kittaka	Currently an Auditor of Sekisui Chemical Co., Ltd.

(5) Planned to be elected by mutual vote of auditor after shareholders' meeting

Hiroshi Itawaki	As Standing Auditor

(6) Planned retirement of Auditors

Mikio Yamada	to be an Advisor of Sekisui House
	Currently as Standing Auditor
Yoshiharu Takahashi	Currently an Auditor

(7) New Executive Officers (April 1, 2006)

Takaaki Shigematsu	Currently General Manager in charge of Tokyo General Affairs Department
Mitsugu Iijima	Currently General Manager in charge of Personnel Department
Shinichi Yamada	Currently General Manager in charge of Kyusyu Sales Administration Headquarters
Katsuaki Shimoda	Currently General Manager in charge of Tohoku Sales Administration Headquarters
Kenji Hatanaka	Currently General Manager in charge of Condominium Headquarters
Hidehiro Yamaguchi	Currently General Manager in charge of Public Relations Department
Akihisa Terasaki	Currently General Manager in charge of East Kanto Sales Administration Headquarters

(8) Promoted Executive Officers

(April 1, 2006)

Sumio Wada	As Senior Managing Executive Officer
	Currently Managing Executive Officer of Sekisui House
Kazuo Yoshimitsu	As Senior Managing Executive Officer
	Currently Managing Executive Officer of Sekisui House
Shiro Inagaki	As Senior Managing Executive Officer
	Currently Managing Executive Officer of Sekisui House
Yoshiro Kubota	As Senior Managing Executive Officer
	Currently Managing Executive Officer of Sekisui House
Takashi Uchida	As Managing Executive Officer
	Currently Executive Officer of Sekisui House
Mikio Ishikawa	As Managing Executive Officer
	Currently Executive Officer of Sekisui House
Tetsuo Iku	As Managing Executive Officer
	Currently Executive Officer of Sekisui House

(April 27, 2006)

Tadashi Iwasaki	As Executive Vice President Officer
	Currently Senior Managing Executive Officer of Sekisui House

(9) Planed retirement of Executive Officers (March 31, 2006)

Tetsuhiro Kamae	Currently President of Sekisui House Remodeling, Ltd.
Kenichi Moriuchi	to be an Advisor of Sekisui House
Kazuhisa Ami	to be Director of Sekisui House Remodeling, Ltd.

Exemption No.82-5129

March 1, 2006

Sekisui House, Ltd.
President & Representative Director
Isami Wada

Notice of Resolution of the Meeting of the Board of Directors in regard to the 55th Ordinary General Meeting of Shareholders

We are pleased to inform you that the following was resolved at the meeting of the Board of Directors held today in regard to convocation of the 55th Ordinary General Meeting of Shareholders.

We will send the Notice of Convocation of the said General Meeting to the shareholders in early April 2006. The items of the meeting of the Board of Directors are described below.

1. Record Date: January 31, 2006

2. Date and Time of the Meeting: 10:00 a.m., Thursday, April 27, 2006

3. Place of the Meeting: Umeda Stella Hall
3F, Tower West, Umeda Sky Building
1-30, Oyodonaka 1-chome, Kita-ku, Osaka

4. Agenda:

Items for reporting:

1. Reports on the Consolidated Balance Sheet and Non-consolidated Balance Sheet as of January 31, 2006, and Business Report, Consolidated Statement of Income and Non-consolidated Statement of Income for the 55th fiscal year ended January 31, 2006 (February 1, 2005 - January 31, 2006)
2. Report on the results of an audit conducted by the independent certified public accountants and the Board of Corporate Auditors with respect to the Consolidated Financial Statements for the 55th fiscal year ended January 31, 2006

Propositions to be tabled:

No.1 Proposal for appropriation of retained earnings for the 55th fiscal year ended January 31, 2006
(Contents -Summary) Dividend: 10 yen per share (in cash)

No.2 Proposal for election of 12 Directors

No.3 Proposal for election of 2 Corporate Auditors

No.4 Proposal for presentation of retirement bonuses to retiring Directors and Corporate Auditors and payment of adjusted amount resulting from the abolition of retirement bonuses system for Directors and Corporate Auditors

No.5 Proposal for issuance of share warrants as stock compensation-type stock options for Directors and Executive Officers

No.6 Proposal for revision of the remunerations for Corporate Auditors as a group

SEKISUI HOUSE

RECEIVED
2006 MAR -9 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

The Sekisui House Group Medium-term Management Plan

March 1, 2006 - Sekisui House, Ltd. ("Company) today announced a new medium-term management plan for the Company and its consolidated subsidiaries ("Sekisui House Group") with a view towards solidifying a business foundation that puts the Sekisui House Group on a path towards renewed growth for the fiftieth anniversary of the Company's incorporation coming up in 2010. As follow-up of the Sekisui House Group Medium-term Management Vision *S-Project* which was laid out in October 2004, the new medium-term management plan continues the traditional proactive approach set forth by its predecessor, while taking into account subsequent changes in market conditions and progress in organizational structure.

Aims and Objectives

At present, the housing and real estate business in Japan is standing at a critical crossroads, between major changes in market conditions such as economic performance and demographics, and the risk of losing integrity and credibility in the eyes of general consumers.

To maintain the high reputation for integrity and credibility we have earned over many years in the communities we serve, we have renewed our determination to achieve further growth hand in hand with society, guided by our philosophy of "love of humanity." To this end, we have chosen two key words: fulfilling "responsibility for future generations" in our business undertakings; and developing social infrastructures through "beauty that blooms with time."

Meanwhile, we will remain committed to CSR-driven management, in concert with our dedication to improving the three inter-related aspects of CS (Customer Satisfaction), SS (Shareholder Satisfaction), and ES (Employee Satisfaction), as we promised we would in the *S-Project*, thus fulfilling our corporate responsibilities to all stakeholders in the most sincere manner. Furthermore, in the spirit of the "Declaration of Environmental Conservation (2004)" and the "Declaration of Sustainability (2005)," the Sekisui House Group will remain continuously dedicated to furthering these initiatives and elevating its corporate stature.

While formulating this medium-term management plan, we decided to aim towards a relative and sustainable growth between 5% and 10% or more for all the business segments, despite any changes in the respective market sizes, and make aggressive investments in the real estate development business, among other things.

In order to conduct various kinds of businesses both promptly and efficiently amid the rapidly changing management environment, we will investigate and pursue many possibilities, without being preoccupied with conventional management practices.

Our management objective is to boost consolidated net sales to 1,800 billion yen by the end of January 2009, with consolidated recurring income of 125 billion yen and consolidate net income of 70 billion yen.

Detailed Performance Targets based on the Medium-term Management Plan

(consolidated)

	Year to Jan. 2006	Year to Jan. 2007 (target)	Year to Jan. 2009 (target)
Net sales (million yen)	1,501,857	1,610,000	1,800,000
Operating income (million yen)	79,980	94,000	124,000
Recurring income (million yen)	81,699	95,000	125,000
Net income (million yen)	43,029	52,000	70,000
R O A	7.34%	8.16%	9.25%
R O E	6.36%	7.05%	8.12%
E P S (yen)	62.94	74.02	98.71

Note: The figures for EPS for Year to 2007 and 2009 are calculated in consideration of planned disposition and sale of 43,000,000 shares of treasury stocks.

Prior to the announcement of this medium-term management plan, we realigned our sales office network on February 1, and we will reconsolidate our corporate organizations on April 1. By reorganizing segmented organizations by function for the purposes of strengthening these functions, increasing work efficiency, and developing human resources, we will increase management efficiency and reduce costs.

Realignment of sales offices

Changes in the sales structure (effective February 1, 2006)

We have closed our sales offices to concentrate management responsibility within each region into the hands of branch managers, while revitalizing and rejuvenating the workforce. The aims of closing our sales offices are: to put us closer to customers in order to increase the responsiveness of our sales staff, and to ensure flexibility with which to adjust our sales structure to the changing needs of the times in an ever specialized market. To better meet different demands in different regions, we have established administration headquarters in the metropolitan area and also West Japan, so that we can make our sales and product strategies more effective and efficient.

Realignment of corporate organizations

Administrative divisions will be restructured in such a way as to expedite consolidated management, and in this way reduce costs in anticipation of future possibilities, such as these divisions serving as a Group center or the outsourcing of their operations.

To realign the Technology divisions, we will establish a Design Headquarters, which will be responsible for marketing, product planning and office support, which are all closely related to business strategies, and a Technology Headquarters, which will be responsible for technology management, technological research and development, and system maintenance, all closely related to production strategies.

In order to improve organizational efficiency we will restructure our construction divisions. In more concrete terms, we plan to "enhance the quality of construction work," "improve the construction site environment," and "strengthen construction capabilities."

Programs in Each Business Segment

Built to order housing business (target net sales: 830 billion yen)

We expect that each of the market segments – detached housing business and *Sha-Maison* rental housing business - under our core built to order housing business - may possibly shrink along with the declining population in Japan. That said, there is no reason for us to be so pessimistic about the market segment for high-function, high performance housing, because of several structural issues including a large number (11.5 million) of houses built before 1980 in accordance with earthquake standards under the former Building Standards Law, as well as a still low diffusion of energy-saving and other types of high performance housing.

While carefully analyzing market conditions such as the declining birthrate and aging population, and keeping a close eye on emerging, out-of-the-box housing style and lifestyle, we will take the lead in creating, fostering, and developing new markets, and act proactively to expand our market penetration.

Real estate for sale business (target net sales: 450 billion yen)

The real estate for sale business is divided into three sub-businesses, namely, 1) Detached housing sale ('built for sale houses" and "land for sale in lots with building conditions"), 2) Condominium sale, and 3) Development of real estate. Different strategies will be developed for each of the three.

1. Detached housing sale (target net sales: 310 billion yen)

To enhance the appeal of our detached housing sale business, we plan to organize large-scale sales promotional events, including the "*Machinami Sankan-bi*" (existing subdivisions visiting events) scheduled in April. We will also tap into our large stock of know-how on community development to sustain and improve a quality townscape for an extended period, distinguishing ourselves clearly from local homebuilders' sales of small building lots, and from large housing-land development during the rapid economic growth period.

It seems that the demand for small detached housing for sale from first-time buyers, as well as condominiums among second generation baby boomers, who form the core customer group for these businesses, has run its courses. Aware of the rising buying motive for detached housing among prospective customers in higher age groups as the general economy recovers, we believe that our traditional product strategy of mid- to high-end housing is most promising for senior generations, whose priority is quality. Thus, we expect this market segment to grow at least 10%, a growth faster than that of this entire market.

2. Condominium sale (target net sales: 90 billion yen)

Like small detached housing for sale, it is worried that the demand for condominiums from first-time buyers has run its course. Nevertheless, our *Grand Maison* series enjoys a high reputation among second-time buyers for their focus on quality and eco-friendliness, complete with rich planting surrounding the buildings. We look for a stable growth of at least 10% per annum from this line.

3. Development of real estate (target net sales: 50 billion yen)

Recognizing the development of real estate business as a tool for expanding our business portfolio, we will make aggressive and continuous investments as we decide on specific methods based on their investment performance and potential risk.

The duration of each project is estimated to be between three and five years and, because of potential risk during the period, we will essentially stay away from long and super-long projects. Also, a return at sale of each item considered, the principle criteria for starting a real estate development business is a return on investment of 4%, thus avoiding potential risks due to sudden changes in market conditions and at the same time building up an extensive business portfolio.

In driving this business, we will not let ourselves be bound to the "flow" business from purchase of property, to re-development, and to reselling. However, we may link this with the fee business of the real estate renting business of our group companies, and employ various financial methods such as the securitization of real estate, so that we can generate continuous, stable earnings into the future. To push these businesses forward, we will gather information from many different sources and develop human resources in order to reinforce and expand the resources required.

Real estate for leasing business (target net sales: 330 billion yen)

Making Sekiwa Real Estate Group companies into wholly owned subsidiaries in February 2005 marked the first step in improving management efficiency. In this medium-term management plan, this business is expected to play a role in the business expansion of the Group. At present, our real estate for leasing business has a tendency to specialize in the rent guarantee business that covers master leasing to sub-leasing. Since this is a "stock" business without assets, its asset efficiency, including that of the management of deposit money, is very high. Going forward, the fee business based on leased property operations, primarily by the Sekiwa Real Estate Group, is expected to grow.

Other businesses (target net sales: 190 billion yen)

RC (reinforced concrete) buildings (target net sales: 60 billion yen)

Amid the economic recovery, we believe that this is the market where wealthy persons are increasingly inclined to invest in real estate for tax reduction or other reasons. We intend to offer an even broader range of solutions to customers to make this a comprehensive consulting business, with our Group companies adding services to it in order to sustain at least 30% of growth, while at the same time improving the competitiveness of medium-rise buildings to hone our edge in the market.

Remodeling business (target net sales: 70 billion yen)

This business is expected to play the most important role in living up to our Declaration of Sustainability announced last year. We aim to attain at least 20% of annual growth from this business by offering a wide-range of services, such as improved heat insulation and crime-prevention performance, to the large "stock" of our existing customers, and by increasing the number of "remodeling advisors," who have begun to contribute to our business performance.

* * * * *

For further information, please contact:

Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

RECEIVED
2006 MAR -9 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

Notice of Disposal of Treasury Stock and Sale of Shares

March 1, 2006 - Sekisui House, Ltd. ("Company") announces that the meeting of the Board of Directors held on March 1, 2006, approved disposal of treasury stock and sale of shares as follows.

I. Secondary Offering Resulting from the Disposal of the Treasury Stock (offering by way of underwriting)

1. Number of shares to be sold	38,000,000 shares of common stock
2. Disposal Price	Disposal Price is to be determined on any day between Tuesday, March 14, 2006 and Friday, March 17, 2006, according to the method prescribed in Paragraph 2, Article 14-7 of the Fair Custom Rule No. 14 set forth by the Japan Securities Dealers Association ("the Offer Price Determination Date").
3. Selling method	Mizuho Securities Co., Ltd., Nomura Securities Co, Ltd., Nikko Citigroup Limited, Daiwa Securities SMBC Co., Ltd., and Mitsubishi UFJ Securities Co., Ltd ("underwriters") will underwrite the sale of all shares. Offer Price is to be determined on the Offer Price Determination Date, preliminarily based on the closing share price of the Company at the Tokyo Stock Exchange on the Offer Price Determination Date (if the closing price is not available on such day, the closing price of the nearest preceding day will apply) multiplied by a number between 0.90 to 1.00, with any fraction less than one yen being truncated), taking into consideration various factors including market demand, according to the method prescribed in Paragraph 2, Article 14-7 of the Fair Custom Rule No. 14 set forth by the Japan Securities Dealers Association. Proceeds to the underwriters to the sale of shares shall be the difference between the offer price and the amount paid to seller by the underwriters.
4. Subscription period	The application period begins on the business day immediately following the Offer Price Determination Date, and ends on the third business day following the Offer Price Determination Date.
5. Date of remittance	Between March 23, 2006 and March 28, 2006, provided that it is the sixth business day following the Offer Price Determination Date.
6. Transfer date	Between March 24, 2006 and March 29, 2006, provided that it is the seventh business day following the Offer Price Determination Date.
7. Minimum block unit for subscription	1,000 shares
8. The Company authorizes the Company's President to approve the Disposal Price, Offer Price, and other important matters concerning the sales of shares.	
9. The Company filed a Securities Registration Notice, effective today, in connection with this offering pursuant to the Securities and Exchange Law of Japan.	

II. Secondary Offering of Shares (offering by way of over-allotment) (See 2 in For Reference)

1. Number of shares to be sold	5,000,000 shares of common stock This figure is the maximum number of shares to be sold. Depending on the degree of demand in public offering, it is possible that less than that number of shares, or no shares, will be sold by way of over-allotment. In consideration of market demand, the decision on number of shares to be sold is to be made on Offer Price Determination Date.
2. Seller and number of shares to be sold	Mizuho Securities Co., Ltd. 5,000,000 shares
3. Price per share	Undetermined. Offer Price is to be determined on Offer Price Determination Date and will be the same as that for the offering by way of underwriting.
4. Selling method	Taking into account market demand for the offering by way of underwriting, Mizuho Securities Co., Ltd. will offer the Company's common stock to be borrowed from certain shareholder(s).
5. Subscription period	The application period will be the same as that for the offering by way of underwriting.
6. Transfer date	The application date will be the same as that for the offering by way of underwriting.
7. Minimum block unit for subscription	1,000 shares
8. The Company authorizes the Company's President to approve the selling price and other important matters concerning the sales of shares.	
9. The Company filed a Securities Registration Notice, effective today, in connection with this offering pursuant to the Securities and Exchange Law of Japan.	

III. Disposal of Treasury Stock through Third-Party Allocation (See 2 in For Reference)

1. Number of shares to be sold	5,000,000 shares of common stock
2. Price per share	Offer price is to be determined on Offer Price Determination Date and will be the same as that for the offering by way of underwriting.
3. Allotted party and number of shares	Mizuho Securities Co., Ltd. 5,000,000 shares
4. Subscription date	Between Wednesday, April 19, 2006 and Wednesday, April 26, 2006 provided that it is the third business day following the thirtieth day as counted from the day immediately following the last date of the application period for the offering by way of underwriting and over-allotment.
5. Subscription period	Any day between Wednesday, April 19, 2006 and Wednesday, April 26, 2006. Same as the application period (application date) described in 4 above.
6. Transfer date	Any day between Thursday, April 20, 2006, and Thursday, April 27, 2006. The business day immediately following the payment date described in 5) above.
7. Minimum block unit for subscription	1,000 shares
8. Issuance of shares will be cancelled for shares not subscribed for by the subscription date noted in 4 above.	
9. The Company authorizes the Company's President to approve the Disposal Price, Offer Price, and other important matters concerning the sales of shares.	

<For Reference>

1. Purpose of the offerings

The purpose of the above offerings is to use the proceeds for investments in real estate development.

2. The secondary offering, etc. by way of over-allotment

For this secondary offering, in addition to the offering by way of underwriting described in "I. Secondary Offering Resulting from the Disposal of the Treasury Stock (offering by way of underwriting)" above, the secondary offering by way of over-allotment described in "II. Secondary Offering of Shares (offering by way of over-allotment)" above is being planned.

The secondary offering by way of over-allotment will be made separate from, and taking into account market demand for, the offering by way of underwriting with respect to up to 5,000,000 shares of common stock of the Company that are planned to be borrowed by Mizuho Securities Co., Ltd. (lead manager of the offering by way of underwriting) from certain shareholder(s) of the Company. The number of shares indicated in the secondary offering by way of over-allotment is the maximum number of shares to be sold, and this may decrease or the offering by way of over-allotment may be cancelled altogether depending on demand.

The common stock to be borrowed by Mizuho Securities Co., Ltd. from certain shareholder(s) of the Company ("borrowed shares") will be offered by way of over-allotment. Relating to the above, the Company's board of directors passed a resolution on March 1, 2006 to perform the disposal of 5,000,000 shares of treasury common stock to be allocated to Mizuho Securities Co., Ltd. ("disposal of the treasury stock by way of a private placement") with the payment date being the third business day following the thirtieth day (or the immediately prior business day, if the thirtieth day is not a business day) as counted from the day immediately following the last date of the application period for the offering by way of underwriting and over-allotment ("payment date of disposal of the treasury stock by way of a private placement").

The Company plans to grant Mizuho Securities Co., Ltd. the option to purchase treasury stock of the Company by way of a private placement up to the number of shares to be offered by way of over-allotment (the "Greenshoe Option"). Such an option would be effective up to the thirtieth day (or the immediately prior business day, if the thirtieth day is not a business day) as counted from the day immediately following the last date of the application period for the offering by way of underwriting and over-allotment.

Mizuho Securities Co., Ltd. may also purchase common stock of the Company ("Syndicate Cover Transaction") on the Tokyo Stock Exchange, Inc., up to the number of shares to be offered by way of over-allotment, with the purpose of returning borrowed shares. Such a purchase would be made between the day immediately following the last date of the application period for the offerings by way of underwriting and over-allotment, and the sixth business day immediately prior to the payment date for the disposal of the treasury stock by way of a private placement ("Syndicate Cover Transaction Period").

All of the shares Mizuho Securities Co., Ltd. purchases through the Syndicate Cover Transaction will be used to return borrowed shares. During the Syndicate Cover Transaction Period, Mizuho Securities Co., Ltd. may decide to not conduct any Syndicate Cover Transaction or to terminate the Syndicate Cover Transaction at a number of shares below that of the shares offered by way of over-allotment.

Mizuho Securities Co., Ltd. may conduct stabilizing transactions along with the offering by way of underwriting and over-allotment. The Company's common stock purchased through such stabilizing transactions may be used in part or in whole to return borrowed shares.

Any borrowed shares that remain after using shares purchased through the Syndicate Cover Transaction and stabilizing transactions to return them will be returned with Mizuho Securities Co., Ltd. exercising the Greenshoe Option. As a result of exercising the Greenshoe Option above, a part or the whole number of treasury shares to be disposed of by way of a private placement may not be applied for, which may result in a decrease in the number of treasury shares to be disposed of by way of a private placement to that number, or cancellation of the disposal due to forfeiture.

3. Change in total number of treasury stock resulting from disposal of treasury stock

Current total number of treasury stock	43,097,146 shares	(as of January 31, 2006)
Number of shares to be sold	43,000,000 share	(*)
Number of treasury stock following disposal of treasury stock	97,146 shares	(*)

Note: * This assumes that the number of treasury shares described in "I. Secondary Offering Resulting from the Disposal of the Treasury Stock (offering by way of underwriting)" above is disposed of, and that Mizuho Securities Co., Ltd. applies for all of the allotted shares described in "III. Disposal of the Treasury Stock through a Private Placement," and they are disposed of accordingly.

4 Use of proceeds raised by the disposal of the treasury stock

Up to a total of approximately 66,663 million yen raised by the disposal of the treasury stock, which combines approximately 58,913 million yen raised by "I. Secondary Offering Resulting from the Disposal of the Treasury Stock (offering by way of underwriting)" and approximately 7,750 million yen raised by "III. Disposal of the Treasury Stock through a Private Placement" above, will be used for investments in real estate development.

*** *** ***

For further information, please contact:

Mr. Hidehiro Yamaguchi

Head of Public Relations Department

Sekisui House, Ltd.

Tel: 06-6440-3021 Fax: 06-6440-3331

Email: info-ir@gz.sekisuihouse.co.jp

SEKISUI HOUSE

News Release

Notice of Abolition of Retirement Benefit Plan for Executives

March 1, 2006 - Sekisui House, Ltd. ("Company") passed a resolution at the meeting of the Board of Directors held on March 1, 2006 to abolish the retirement benefit plan for directors, auditors, and executive officers by the end of the 55th annual general shareholders' meeting, scheduled for April 27, 2006. Details are as follows:

1. Reasons to abolish the retirement benefit plan for executives

To revise the existing system, which is strongly seniority-based and is not linked to business performance and shareholders value

2. Measures associated with the abolition of the retirement benefit plan for executives

(1) A proposal to provide retirement benefits to current directors and auditors who continue to hold office after the 55th annual general shareholders' meeting of the Company, scheduled for April 27, 2006, at the time of their retirement in the amount corresponding to their tenure of office until the end of the general shareholders' meeting is submitted to the general shareholders' meeting.

(2) As to compensation for directors and executive officers, a proposal to introduce stock compensation-type stock options with the aim of strengthening the link between compensation and shareholder value is submitted to the annual general shareholders meeting. In addition, compensation to auditors is to be unified to a monthly compensation structure.

*For the details of the issuance of share warrants as stock compensation-type stock options, please refer to the announcement made separately today.

*** *** ***

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@gz.sekisuihouse.co.jp

SEKISUI HOUSE

News Release

Notice of Issuance of Share Warrants as Stock Compensation-Type Stock Options

March 1, 2006 - Based on the provisions of Articles 280-20 and 280-21 of the Commercial Code, Sekisui House, Ltd. ("Company") passed a resolution at the meeting of the Board of Directors held on March 1, 2006, to submit a proposal to the 55th annual general shareholders' meeting of the Company, scheduled for April 27, 2006, for approval of issuance of share warrants with particularly favorable conditions for individuals other than the shareholders', with the aim of granting stock compensation-type stock options to directors and executive officers of the Company. Details are as follows.

1. Reasons for issuing share warrants with particularly favorable conditions
As described in the following section 2, the Company will issue, free of charge, share warrants to directors and executive officers of the Company as stock compensation-type stock options, while the amount to be paid in upon exercise of each share warrant will be one yen per share. The purpose is to enhance the motivation and morale of directors and executive officers in terms of raising the stock price and improving business performance by strengthening the link between the compensation system for directors and executive officers and the Company's stock price or business performance, and by having directors and executive officers share not only the merits of an increase in the stock price, but also the risks of a decline in the stock price with the shareholders.
As part of recent revisions to the compensation system for executives, the Company has determined to abolish the retirement benefit system for executives, which is strongly seniority-based, by the end of the annual general shareholders' meeting. As part of compensation for directors and executive officers that will replace retirement benefits, the Company aims to introduce stock compensation-type stock options, which are linked to business performance and shareholders value. The Company plans from now on to allocate share warrants to directors and executive officers of the Company as stock compensation-type stock options on the condition that a general shareholders' meeting of the Company passes a resolution for approval in each fiscal year in which the directors and executive officers hold office.

2. Outline of issuance of share warrants
(1) Type and number of shares to be issued upon exercise of share warrants
Up to 72,000 common shares of the Company

(2) Number of share warrants
Up to 72

Meanwhile, the number of shares to be issued upon exercise of one share warrant (the "number of shares for allocation") is 1,000.
However, if the Company splits or reverse-splits its common stock on or after the date on which share warrants are issued (the "issuance date"), the number of shares for allocation will be adjusted in proportion to the ratio of stock split or reverse stock split, with any resulting fractional figure less than one share rounded down.
In addition, if there are reasons compelling the Company to adjust the number of shares for allocation on or after the issuance date, such as a reduction in capital and a merger or demerger, the number of shares for allocation will be adjusted within a reasonable range by taking into account the terms and conditions of the reduction of capital and the merger or demerger and other factors.

(3) Issuance price of share warrants
Free of charge

(4) Amount to be paid in upon exercise of each share warrant
The amount to be paid in upon exercise of each share warrant is obtained by multiplying the amount to be paid in for each of the shares for issue or transfer upon exercise of each share warrant, which is one yen, by the number of shares for allocation.

(5) Exercise period of share warrants

The period in which share warrants are exercisable will be determined by the Board of Directors of the Company within the period between April 28, 2006 and April 27, 2026.

(6) Other conditions for exercise of share warrants

(i) Holders of share warrants can exercise their share warrants from the day following the day on which they lose their positions as directors of the Company or its consolidated subsidiaries (including corporate officers in a case where the Company turns into a "company with committees" in the future); auditors, or executive officers (the "start date of exercise of share warrants").

(ii) Regardless of the description in the above item (i), if either of the following two cases (a) or (b) occurs, holders of share warrants can exercise their share warrants within the periods specified.

(a) Holders of share warrants do not allow the start date of exercise of share warrants to commence before April 27, 2025
Between April 28, 2025 and April 27, 2026

(b) A general shareholders' meeting of the Company approves a resolution for a merger contract in which the Company is dissolved and there are no provisions for having the Company becoming the surviving entity take over responsibilities related to the share warrants concerned and a resolution for an exchange or transfer of shares in which the Company becomes a wholly-owned subsidiary and there are no provisions for having the Company becoming the parent company with 100% ownership of the Company take over responsibilities related to the share warrants concerned.
For 15 days from the date following the date on which the approval is granted

(iii) No partial exercise of a single share warrant is allowed.

(7) Causes and conditions for cancellation of share warrants

The Company can at any time cancel share warrants that have been obtained and held by the Company, without charge.

(8) Limitations on transfer of share warrants

To transfer share warrants, it is necessary to obtain approval from the board of directors of the Company.

(Note) On the condition that the issuance of the above-mentioned share warrants is approved at the 55th annual general shareholders' meeting of the Company, scheduled for April 27, 2006, the details of the issuance and allotment of the share warrants are determined by resolutions at the meetings of the Board of Directors, to be held after the annual general shareholders' meeting.

*** *** ***

For further information, please contact:

Mr. Hidehiro Yamaguchi

Head of Public Relations Department

Sekisui House, Ltd.

Tel: 06-6440-3021 Fax: 06-6440-3331

Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registra' has duly caused this report to be signed on its behalf by the undersigned thereunto authorized.

Sekisui House Ltd.
(Registrant)

March 1, 2006

By: ____________________
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department